SHINHAN FINANCIAL GROUP CO., LTD.
AND SUBSIDIARIES
Consolidated Financial Statements
December 31, 2006 and 2005
(With Independent Auditors’ Report Thereon)

KPMG Samjong Accounting Corp.
10th Floor, Star Tower, 737 Yeoksam-dong	Tel. 82-2-2112-0100
Gangnam-gu, Seoul 135-984	Fax. 82-2-2112-0101
Republic of Korea	www.kr.kpmg.com
Independent Auditors’ Report
Based on a report originally issued in Korean
To the Board of Directors and Stockholders
Shinhan Financial Group Co., Ltd.:
We have audited the accompanying consolidated balance sheets of Shinhan Financial Group Co., Ltd. and its subsidiaries (collectively the “Consolidated Company”) as of December 31, 2006 and 2005 and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years then ended. These consolidated financial statements are the responsibility of Shinhan Financial Group Co., Ltd.’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.
We conducted our audits in accordance with auditing standards generally accepted in the Republic of Korea. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Consolidated Company as of December 31, 2006 and 2005, and the results of their operations, the changes in their stockholders’ equity, and their cash flows for the years then ended in conformity with accounting principles generally accepted in the Republic of Korea.
The accompanying consolidated financial statements as of and for the years ended December 31, 2006 and 2005 have been translated into United States dollars solely for the convenience of the reader. We have audited the translation and, in our opinion, the consolidated financial statements expressed in Korean Won have been translated into dollars on the basis set forth in note 2(b) to the consolidated financial statements.
Without qualifying our opinion, we draw attention to the following:
As discussed in note 1 to the consolidated financial statements, the credit card division of Chohung Bank merged with Shinhan Card Co., Ltd. on April 1, 2006. Additionally, on April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. After the merger, Chohung Bank changed its name to Shinhan Bank.

As discussed in note 1 to the consolidated financial statements, on December 20, 2006, the Consolidated Company entered into an agreement to acquire 78.6% of the outstanding shares of LG Card at W 67,770 per share through a tender offer.
As discussed in note 2(a) to the consolidated financial statements, accounting principles and auditing standards and their application in practice vary among countries. The accompanying consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries other than the Republic of Korea. In addition, the procedures and practices utilized in the Republic of Korea to audit such financial statements may differ from those generally accepted and applied in other countries. Accordingly, this report and the accompanying consolidated financial statements are intended solely for use by those knowledgeable in Korean accounting principles and auditing standards and their application in practice.
KPMG Samjong Accounting Corp.
Seoul, Korea
February 15, 2007

This report is effective as of February 15, 2007, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Balance Sheets
December 31, 2006 and 2005
(In millions of Won and thousands of U.S. dollars, except share data)

	Won			U.S. dollars (note 2(b))
	2006		2005	2006	2005
Assets

Cash and due from banks (notes 4, 17, 18 and 19)	~~W~~	11,273,500	8,429,328	$12,127,260	9,067,694
Securities (notes 5, 17 and 19)		31,284,402	30,224,383	33,653,619	32,513,322
Loans, net of allowance for loan losses (notes 6, 19 and 29)		122,301,730	106,648,448	131,563,824	114,725,095
Fixed assets (notes 7, 17 and 18)		3,683,848	3,486,803	3,962,830	3,750,863
Other assets (notes 8, 19 and 28)		9,181,689	11,428,939	9,877,032	12,294,470

Total assets	~~W~~	177,725,169	160,217,901	$191,184,565	172,351,444

Liabilities and Stockholders’ equity

Liabilities:

Deposits (notes 10 and 19)	~~W~~	99,759,523	91,538,441	$107,314,461	98,470,784
Borrowings (notes 11 and 19)		16,892,153	15,916,389	18,171,421	17,121,761
Debentures (notes 12 and 19)		29,484,758	22,840,156	31,717,684	24,569,875
Retirement and severance benefits (note 13)		241,189	176,353	259,455	189,708
Other liabilities (notes 14, 19 and 28)		19,835,441	19,535,689	21,337,608	21,015,156

Total liabilities		166,213,064	150,007,028	178,800,629	161,367,284

Stockholders’ equity:

Capital stock of ~~W~~5,000 par value (note 20)

Common stock		1,907,838	1,796,037	2,052,321	1,932,054

Authorized — 1,000,000,000 shares
Issued and outstanding:
381,567,614 shares issued and 374,437,647 shares outstanding in 2006
359,207,313 shares issued and 347,597,116 shares outstanding in 2005

Preferred stock		262,920	374,721	282,831	403,099

Issued and outstanding:
39,767,169 shares in 2006
74,944,262 shares in 2005

Consolidated capital surplus		4,411,506	4,393,846	4,745,596	4,726,599
Consolidated retained earnings		3,387,960	2,743,192	3,644,536	2,950,938
Consolidated capital adjustments (notes 21 and 22)		1,391,302	829,221	1,496,669	892,020
Minority interest in consolidated subsidiaries		150,579	73,856	161,983	79,450

Total stockholders’ equity		11,512,105	10,210,873	12,383,936	10,984,160

Commitments and contingencies (note 29)

Total liabilities and stockholders’ equity	~~W~~	177,725,169	160,217,901	$191,184,565	172,351,444

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Income
For the years ended December 31, 2006 and 2005
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2006		2005	2006	2005
Interest income and dividends:

Interest on due from banks	~~W~~	115,416	90,496	$124,158	97,349
Interest and dividends on securities		1,404,239	1,122,561	1,510,584	1,207,574
Interest on loans		7,792,842	6,727,935	8,383,006	7,237,453
Other		71,477	40,351	76,890	43,408

Total interest income and dividends		9,383,974	7,981,343	10,094,638	8,585,784

Interest expense:

Interest on deposits		2,767,329	2,380,313	2,976,903	2,560,578
Interest on borrowings		628,024	487,981	675,585	524,937
Interest on debentures		1,329,293	936,368	1,429,962	1,007,281
Other		57,521	37,887	61,878	40,757

Total interest expense		4,782,167	3,842,549	5,144,328	4,133,553

Net interest income		4,601,807	4,138,794	4,950,310	4,452,231

Provision for loan losses		574,652	649,116	618,171	698,274

Net interest income after provision for loan losses		4,027,155	3,489,678	4,332,139	3,753,957

Non-interest income:

Fees and commission income		1,156,947	1,190,815	1,244,564	1,280,997
Insurance income		2,058,226	236,784	2,214,099	254,716
Realized gain from sale of trading securities		458,984	218,595	493,744	235,150
Unrealized gain on trading securities		264,053	185,361	284,050	199,399
Realized gain from sale of available-for-sale securities		339,021	201,065	364,696	216,292
Reversal of impairment loss on available-for-sale securities		309,342	41,424	332,769	44,561
Gain from equity method investment securities		79,823	33,411	85,868	35,941
Gain from sale of loans		37,847	59,786	40,713	64,313
Gain on foreign currency transactions		1,834,739	895,545	1,973,687	963,366
Gain on derivatives		4,452,341	4,508,354	4,789,523	4,849,778
Others		331,852	408,759	356,985	439,715

Total non-interest income		11,323,175	7,979,899	12,180,698	8,584,228
See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Income, Continued
For the years ended December 31, 2006 and 2005
(In millions of Won and thousands of U.S. dollars, except earnings per share)

	Won			U.S. dollars (note 2(b))
	2006		2005	2006	2005
Non-interest expense:

Fees and commission expense		461,204	389,556	496,132	419,058
Insurance expense		2,145,302	238,399	2,307,769	256,453
Realized loss from sale of trading securities		357,615	235,025	384,698	252,824
Unrealized loss on trading securities		196,130	115,936	210,983	124,716
Realized loss from sale of available-for-sale securities		46,873	28,445	50,423	30,599
Impairment loss on available-for-sale securities		108,586	218,089	116,809	234,605
Loss from equity method investment securities		1,380	845	1,485	909
Loss from sale of loans		3,067	784	3,299	843
General and administrative expenses (note 23)		2,839,476	2,404,144	3,054,514	2,586,215
Loss on foreign currency transactions		1,710,427	842,382	1,839,960	906,177
Loss on derivatives		4,355,289	4,408,763	4,685,122	4,742,645
Others		611,304	762,559	657,600	820,310

Total non-interest expense		12,836,653	9,644,927	13,808,794	10,375,354

Net non-interest expense		(1,513,478)	(1,665,028)	(1,628,096)	(1,791,126)

Earnings before income taxes		2,513,677	1,824,650	2,704,043	1,962,831

Income taxes (note 24)		671,164	257,410	721,992	276,904

Net income		1,842,513	1,567,240	1,982,051	1,685,927

Net income in minority interest		9,795	6,480	10,537	6,971

Consolidated net income	~~W~~	1,832,718	1,560,760	$1,971,514	1,678,956

Earnings per share in Won and U.S. dollars (note 25)	~~W~~	4,776	4,360	$5.14	4.69

Diluted earnings per share in Won and U.S. dollars (note 25)	~~W~~	4,776	4,109	$5.14	4.42

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Changes in Stockholders’ Equity
For the years ended December 31, 2006 and 2005
(In million of Won and thousands of U.S. dollars)

	Won							U.S. dollars (note 2(b))
	Capital		Capital	Retained	Capital	Minority		Capital	Capital	Retained	Capital	Minority
	stock		surplus	earnings	adjustments	interest	Total	stock	surplus	earnings	adjustments	interest	Total
Balance at January 1, 2005	~~W~~	2,083,118	3,775,345	1,608,185	280,622	87,616	7,834,886	$2,240,876	4,061,258	1,729,975	301,874	94,251	8,428,234
Net income		—	—	1,560,760	—	—	1,560,760	—	—	1,678,959	—	—	1,687,959
Stock issuance of Shinhan Financial Group		87,640	641,427	—	—	—	729,067	94,276	690,003	—	—	—	784,280
Disposition of treasury stock		—	82	—	—	—	82	—	89	—	—	—	89
Change in retained earnings of subsidiaries		—	—	(77,863)	—	—	(77,863)	—	—	(83,760)	—	—	(83,760)
Dividends paid		—	—	(347,890)	—	—	(347,890)	—	—	(374,236)	—	—	(374,236)
Net income in minority interest		—	—	—	—	6,480	6,480	—	—	—	—	6,971	6,971
Other		—	(23,008)	—	548,599	(20,240)	505,351	—	(24,751)	—	590,146	(21,772)	543,623

Balance at December 31, 2005		2,170,758	4,393,846	2,743,192	829,221	73,856	10,210,873	2,335,152	4,726,599	2,950,938	892,020	79,450	10,984,160

Net income		—	—	1,832,718	—	—	1,832,718	—	—	1,971,514	—	—	1,971,514
Disposition of treasury stock		—	17,687	—	—	—	17,687	—	19,026	—	—	—	19,026
Change in retained earnings of subsidiaries		—	—	(105,037)	—	—	(105,037)	—	—	(112,992)	—	—	(112,992)
Dividends paid		—	—	(385,049)	—	—	(385,049)	—	—	(414,209)	—	—	(414,209)
Redemption of preferred stocks		—	—	(697,864)	—	—	(697,864)	—	—	(750,715)	—	—	(750,715)
Net income in minority interest		—	—	—	—	9,795	9,795	—	—	—	—	10,537	10,537
Other		—	(27)	—	562,081	66,928	628,982	—	(29)	—	604,649	71,996	676,616

Balance at December 31, 2006	~~W~~	2,170,758	4,411,506	3,387,960	1,391,302	150,579	11,512,105	$2,335,152	4,745,596	3,644,536	1,496,669	161,983	12,383,936

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
For the years ended December 31, 2006 and 2005
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2006		2005	2006	2005
Cash flows from operating activities:

Net income	~~W~~	1,832,718	1,560,760	$1,971,514	1,678,956

Adjustments to reconcile consolidated net income to net cash provided by operating activities:

Depreciation and amortization		367,019	282,472	394,814	303,864
Provision for loan losses		574,652	649,116	618,171	698,274
Provision for retirement and severance benefits		129,089	106,241	138,865	114,287
Unrealized gain on trading securities, net		(67,923)	(69,425)	(73,067)	(74,683)
Realized gain from sale of available-for-sale securities, net		(292,148)	(172,620)	(314,273)	(185,693)
Impairment loss on available-for-sale securities		108,586	218,089	116,809	234,605
Reversal of impairment loss on available-for-sale securities		(309,342)	(41,424)	(332,769)	(44,561)
Income from equity method investment securities, net		(78,443)	(33,411)	(84,383)	(35,941)

Loss from sale of equity method investment securities		—	845	—	909

Gain from sale of loans, net		(34,780)	(59,002)	(37,414)	(63,470)
Gain on foreign currency transactions, net		(279,519)	(180,694)	(300,688)	(194,379)
Gain on derivatives, net		(97,052)	(99,591)	(104,401)	(107,132)
Stock compensation costs		58,352	45,009	62,771	48,418
Net income in minority interest		9,795	6,480	10,537	6,971
Policy reserves and other insurance expense		1,103,756	70,586	1,187,345	75,932
Other, net		106,286	313,598	114,333	337,346
Changes in assets and liabilities:
Decrease (increase) in trading securities		(33,267)	1,883,672	(35,786)	2,026,325
Decrease (increase) in other assets		(2,065,968)	2,232,414	(2,222,427)	2,401,478
Increase (decrease) in other liabilities		2,237,741	(3,213,110)	2,407,208	(3,456,443)
Retirement and severance benefits paid		(29,816)	(31,294)	(32,074)	(33,664)
Other, net		26,015	30,699	27,984	33,023

Net cash provided by operating activities		3,265,751	3,499,410	3,513,069	3,764,422

Cash flows from investing activities:

Cash provided by investing activities:

Disposition of available-for-sale and held-to-maturity securities		17,628,333	20,474,921	18,963,353	22,025,517
Collection of loans		2,426,550	347,222	2,610,316	373,516
Proceeds from disposal of fixed assets		99,873	73,908	107,437	79,504
Decrease in other assets		7,926,880	5,224,612	8,527,195	5,620,279
Dividends received from equity method investment securities		20,278	5,358	21,814	5,764

		28,101,914	26,126,021	30,230,115	28,104,580

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Consolidated Statements of Cash Flows, Continued
For the years ended December 31, 2006 and 2005
(In millions of Won and thousands of U.S. dollars)

	Won			U.S. dollars (note 2(b))
	2006		2005	2006	2005
Cash used in investing activities:

Purchase of available-for-sale and held-to-maturity securities		(17,709,654)	(21,637,475)	(19,050,831)	(23,276,113)
Loan originations		(18,977,306)	(9,375,837)	(20,414,485)	(10,085,882)
Purchases of fixed assets		(591,905)	(270,540)	(636,731)	(291,027)
Increase in other assets		(258,238)	(1,643,074)	(277,795)	(1,767,504)
Decrease in other liabilities		(3,540,056)	(5,100,228)	(3,808,150)	(5,486,476)

		(41,077,159)	(38,027,154)	(44,187,992)	(40,907,002)

Net cash used in investing activities		(12,975,245)	(11,901,133)	(13,957,877)	(12,802,422)

Cash flows from financing activities:

Cash provided by financing activities:

Increase in deposits		8,450,709	5,125,818	9,090,693	5,514,004
Proceeds from borrowings		31,593,855	20,317,457	33,986,505	21,856,128
Proceeds from debentures		14,473,208	13,682,516	15,569,286	14,718,714
Increase in other liabilities		340,073	2,275,230	365,828	2,447,535
Disposition of treasury stock		120,817	693	129,967	746
Increase in Minority interest		72,000	20,000	77,453	21,515

		55,050,662	41,421,714	59,219,732	44,558,642

Cash used in financing activities:

Decrease in deposits		—	(1,107,899)	—	(1,191,801)
Repayment of borrowings		(31,018,875)	(19,351,408)	(33,367,981)	(20,816,917)
Repayment of debentures		(6,863,208)	(10,851,012)	(7,382,968)	(11,672,775)
Debentures issue cost paid		(97,028)	(8,515)	(104,376)	(9,160)
Decrease in other liabilities		(3,431,599)	(57,886)	(3,691,481)	(62,270)
Stock issuance costs paid		(29)	(98)	(31)	(105)
Dividends paid		(385,727)	(348,477)	(414,939)	(374,868)
Redemption of preferred stocks		(697,864)	—	(750,714)	—
Acquisition of treasury stock		—	(474)	—	(510)
Acquisition of equity in consolidated subsidiaries		—	(1,267)	—	(1,363)

		(42,494,330)	(31,727,036)	(45,712,490)	(34,129,769)

Net cash provided by financing activities		12,556,332	9,694,678	13,507,242	10,428,873

Increase in cash and due from banks due to consolidation scope change		(2,666)	434,204	(2,868)	467,087

Net increase in cash and due from banks		2,844,172	1,727,159	3,059,566	1,857,960
Cash and due from banks at beginning of year		8,429,328	6,702,169	9,067,694	7,209,734

Cash and due from banks at end of year	~~W~~	11,273,500	8,429,328	12,127,260	9,067,694

See accompanying notes to consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(1)	General Description on the Consolidated Company

Shinhan Financial Group Co., Ltd., the controlling company, and its subsidiaries included in consolidation or accounted for under the equity method are summarized as follows:
(a)	Controlling Company

Shinhan Financial Group Co., Ltd. (the “Shinhan Financial Group”) was incorporated on September 1, 2001 through a business combination involving exchange of Shinhan Financial Group’s common stock with the former shareholders of Shinhan Bank, Shinhan Securities Co., Ltd., Shinhan Capital Co., Ltd. and Shinhan BNP Paribas Investment Trust Management Co., Ltd. (formerly Shinhan Investment Trust Management Co., Ltd.). Shinhan Financial Group was formed with ~~W~~1,461,721 million of initial capital stock for the purpose of providing management services and financing to affiliated companies and Shinhan Financial Group’s shares were listed on the Korea Exchange on September 10, 2001. In addition, on September 16, 2003, Shinhan Financial Group’s American Depository Shares were listed on the New York Stock Exchange.

As of December 31, 2006, Shinhan Financial Group has 34 subsidiaries, which are consolidated or accounted for under the equity method, and its capital stock amounted to ~~W~~1,796,037 million in common stock and ~~W~~374,721 million in preferred stock, respectively.

On December 20, 2006, the Company entered into an agreement to acquire 78.6% of the outstanding shares of LG Card at ~~W~~67,770 per share through a tender offer. The Company provided ~~W~~518,300 million of deposits to secure the contract included in advance payments as of December 31, 2006.

(b)	Subsidiaries included in consolidation
a.	Shinhan Bank (formerly Chohung Bank)

Chohung Bank was established on October 1, 1943 through the merger of Han Sung Bank, established on February 19, 1897, and Dong Il Bank, established on August 8, 1906, to engage in commercial banking and trust operations.

The credit card division of Chohung Bank was merged with Shinhan Card Co., Ltd. on April 1, 2006. Shinhan Card Co., Ltd. issued 41,207,856 shares of common stock in consideration. Additionally, on April 1, 2006, Shinhan Bank merged with Chohung Bank (excluding the card division of Chohung Bank). Chohung Bank was the surviving legal entity. In connection with the merger, Chohung Bank issued 828,505,540 shares of common stock in consideration. After the merger, Chohung Bank changed its name to Shinhan Bank.

As of December 31, 2006, Shinhan Bank operated through 917 domestic branches, 87 depositary offices and 13 overseas branches, and its capital stock amounted to ~~W~~7,528,078 million.

b.	Good Morning Shinhan Securities Co., Ltd.

Good Morning Shinhan Securities Co., Ltd. (“Good Morning Shinhan Securities”) was incorporated on April 2, 1973 to engage in securities trading, underwriting and brokerage services and became a wholly owned subsidiary in August 17, 2004 through a tender offer and share exchange. As of December 31, 2006, it operated through 80 branches and its capital stock amounted to ~~W~~796,998 million (including ~~W~~19,117 million of preferred stock).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(1)	General Description on the Consolidated Company, Continued
c.	Shinhan Life Insurance Co., Ltd.

Shinhan Life Insurance Co., Ltd. (“Shinhan Life Insurance”) was incorporated in January 1990 under the laws of the Republic of Korea to engage in life insurance and related businesses and became a wholly owned subsidiary as of December 31, 2005. As of December 31, 2006, Shinhan Life Insurance operated through 120 branches and its capital stock amounted to ~~W~~200,000 million.

d.	Shinhan Card Co., Ltd.

Shinhan Card Co., Ltd. (“Shinhan Card”) was established on June 1, 2002 under the Specialized Credit Financial Business Act through the spin-off of the credit card division of Shinhan Bank. Shinhan Card is engaged principally in credit card services, factoring, consumer loan and installment financing. As of December 31, 2006, Shinhan Card had 3.11 million franchise accounts and 7.16 million credit card holders, and its capital stock amounted to ~~W~~358,886 million.

e.	Shinhan Capital Co., Ltd.

Shinhan Capital Co., Ltd. (“Shinhan Capital”) was incorporated on April 19, 1991 to engage in the leasing and rental business. It changed its name on May 27, 1999 from Shinhan Leasing Co., Ltd. to Shinhan Capital. Shinhan Capital’s capital stock as of December 31, 2006 amounted to ~~W~~80,000 million.

f.	Jeju Bank

Jeju Bank was incorporated on March 18, 1969 under the General Banking Act of the Republic of Korea to engage in commercial banking and the trust business and listed its shares on the Korea Exchange on December 28, 1972. Jeju Bank’s capital stock as of December 31, 2006 amounted to ~~W~~77,644 million.

g.	Shinhan Credit Information Co., Ltd.

Shinhan Credit Information Co., Ltd. (“Shinhan Credit Information”) was established on July 8, 2002 to engage in the business of debt collection services and credit research. Shinhan Credit Information’s capital stock as of December 31, 2006 amounts to ~~W~~3,000 million.

h.	Shinhan Private Equity, Inc.

Shinhan Private Equity, Inc. (“Shinhan PE”) was established on December 8, 2004 to provide financial advisory services and operating assistance to domestic and overseas private equity funds. Shinhan PE’s capital stock as of December 31, 2006 amounts to ~~W~~10,000 million.

i.	Trust accounts of Shinhan and Jeju Bank

Trust accounts are accounted for separately from its bank accounts under the Trust Business Act. Accordingly, funds transferred between a bank account and a trust account are recognized as assets and liabilities, as appropriate, and commissions are recognized as revenue. Furthermore, in cases where trust accounts in which Shinhan Bank and Jeju Bank guarantees repayment of principal and, in certain cases, minimum interest earnings are in the accompanying consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(1)	General Description on the Consolidated Company, Continued
j.	SH Asset Management Co., Ltd. (formerly Chohung Investment Trust Management Co., Ltd.)

SH Asset Management Co., Ltd. (“SH Asset Management”) was established in 1988 and engages in securities management services and conducts surveys of the economic and capital markets. As of December 31, 2006, SH Asset Management’s capital stock amounted to ~~W~~45,000 million.

k.	Shinhan Asia Ltd.

Shinhan Asia Ltd. (“Shinhan Asia”) engages in merchant banking activities in Hong Kong. As of December 31, 2006, Shinhan Asia’s capital stock amounted to US$15,000 thousand.

l.	Shinhan Bank America

Shinhan Bank America was established on March 24, 2003 through the merger of Chohung Bank of New York and California Chohung Bank. As of December 31, 2006, Shinhan Bank America’s capital stock amounted to US$14,000 thousand.

m.	Shinhan Bank Europe GmbH

Shinhan Bank Europe GmbH (“Shinhan Europe”) was established in 1994. As of December 31, 2006, Shinhan Europe’s capital stock amounted to EUR 15,339 thousand.

n.	Good Morning Shinhan Securities Europe Limited

Good Morning Shinhan Securities Europe Limited (“Good Morning Shinhan Europe”) was established in 1991 and provides securities trading, underwriting and derivative brokerage services in Europe under the Securities and Futures Authority of UK. As of December 31, 2006, Good Morning Shinhan Europe’s capital stock amounted to GBP 5,000 thousand.

o.	Good Morning Shinhan Securities USA Inc.

Good Morning Shinhan Securities USA Inc. (“Good Morning Shinhan USA”) was established in 1993 and provides securities trading, underwriting and derivative brokerage services under the Federal Securities Act of USA. As of December 31, 2006, Good Morning Shinhan USA’s capital stock amounted to US$4,200 thousand.

p.	Shinhan National Pension Service PEF 1st

Shinhan National Pension Service PEF 1st (“Shinhan PEF 1st”) was established in August 18, 2005. As of December 31, 2006, its capital stock amounted to ~~W~~138,000 million.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(1)	General Description on the Consolidated Company, Continued

Ownership between Shinhan Financial Group and its subsidiaries included in consolidation as of December 31, 2006 and 2005 were as follows:

		2006		2005
		Number of	Ownership	Number of	Ownership
Investor	Investee	shares	(%)	shares	(%)
Shinhan Financial Group	Shinhan Bank	1,505,615,506	100.0	933,324,364	100.0
˝	Good Morning Shinhan Securities	159,399,664	100.0	159,399,664	100.0
˝	Shinhan Life Insurance	40,000,000	100.0	40,000,000	100.0
˝	Shinhan Card	71,777,256	100.0	30,569,400	100.0
˝	Shinhan Capital	12,250,000	100.0	12,250,000	100.0
˝	Jeju Bank	9,692,369	62.4	9,692,369	62.4
˝	Shinhan Credit Information	600,000	100.0	600,000	100.0
˝	Shinhan PE	2,000,000	100.0	2,000,000	100.0
Shinhan Bank	Shinhan Financial Group	7,129,967	1.9	11,406,522	3.2
˝	SH Asset Management	7,179,678	79.8	7,179,678	79.8
˝	Shinhan Asia	149,999	100.0	149,999	100.0
˝	Shinhan Bank America	400,000	100.0	400,000	100.0
˝	Shinhan Bank Europe	Limited	100.0	Limited	100.0
˝	Shinhan PEF 1st	368	26.7	80	26.7
Good Morning Shinhan Securities	Shinhan Financial Group	—	—	203,675	0.1
˝	Good Morning Shinhan Europe	5,000,000	100.0	5,000,000	100.0
˝	Good Morning Shinhan USA	15,000	100.0	15,000	100.0
Shinhan Life Insurance	Shinhan PEF 1st	46	3.3	10	3.3
Jeju Bank	Shinhan PEF 1st	23	1.7	5	1.7
Shinhan PE	Shinhan PEF 1st	69	5.0	15	5.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(1)	General Description on the Consolidated Company, Continued
(c)	Joint venture investees
a.	Shinhan BNP Paribas Investment Trust Management Co., Ltd.

On August 1, 1996, Shinhan Investment Trust Management Co., Ltd. was established and obtained a license to engage in investment and trust of securities and advisory services under the Investment and Trust of Securities Law. Under the joint venture agreement on October 2002 with BNP Paribas Asset Management Group, Shinhan Investment Trust Management Co., Ltd. was renamed Shinhan BNP Paribas Investment Trust Management Co., Ltd. (“Shinhan BNP Paribas ITMC”). Shinhan BNP Paribas ITMC’s capital stock as of December 31, 2006 amounted to ~~W~~40,000 million.

b.	SH&C Life Insurance Co., Ltd.

SH&C Life Insurance Co., Ltd. (“SH&C Life Insurance”) was established on October 1, 2002 to engage in insurance and related businesses under the joint venture agreement with Cardif SA. SH&C Life Insurance’s capital stock as of December 31, 2006 amounted to ~~W~~30,000 million.

c.	Shinhan Macquarie Financial Advisory Co., Ltd.

On August 1, 2001, Shinhan Macquarie Financial Advisory Co., Ltd. (“Shinhan Macquarie”) was incorporated to engage in financial advisory services and cross border leasing under the joint venture agreement with Macquarie International Holdings Ltd. Shinhan Macquarie’s capital stock as of December 31, 2006 amounted to ~~W~~1,000 million.
Details of ownerships in joint venture investees as of December 31, 2006 and 2005 were as follows:

		2006		2005
		Number of	Ownership	Number of	Ownership
Investor	Investee	shares	(%)	shares	(%)
Joint venture investment:
Shinhan Financial Group	Shinhan BNP Paribas ITMC	4,000,001	50.0	4,000,001	50.0
˝	SH&C Life Insurance	3,000,001	50.0	3,000,001	50.0
˝	Shinhan Macquarie	102,000	51.0	102,000	51.0

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(1)	General Description on the Consolidated Company, Continued
(d)	Other equity method investees

Details of ownerships in subsidiaries accounted for under the equity method of accounting as of December 31, 2006 and 2005 were as follows:

		Ownership
		(%)
Investor	Investee	2006	2005
Shinhan Bank	Shinhan Data System Co.,Ltd.	100.0	100.0
˝	Shinhan Corporate Restructuring Fund 6 th	60.0	—
˝	Shinhan Corporate Restructuring Fund 7 th	58.8	—
˝	Shinhan Corporate Restructuring Fund 8 th	14.5	—
˝	Macquarie Shinhan Infrastructure Management Co.,Ltd.	35.2	35.2
˝	Daewoo Capital Co.,Ltd.	14.8	14.8
˝	Shinhan Vina Bank	50.0	50.0
Shinhan Life Insurance	Shinhan Corporate Restructuring Fund 3 rd	10.0	10.0
˝	Shinhan Corporate Restructuring Fund 6 th	10.0	—
Shinhan Capital	Shinhan Corporate Restructuring Fund 3 rd	19.0	19.0
˝	KTB Corporate Restructuring Fund 18 th	47.2	—
˝	Macquarie Shinhan Infrastructure Management Co.,Ltd.	14.8	14.8
˝	Now Corporate Restructuring Fund 2 nd	25.0	—
˝	CFAG Corporate Restructuring Fund 8 th	20.0	20.0
	Shinhan Corporate Restructuring Fund 5 th	45.0	—
˝	Shinhan Corporate Restructuring Fund 6 th	20.0	—
	Shinhan Corporate Restructuring Fund 7 th	29.4	—
	Shinhan Corporate Restructuring Fund 8 th	29.4	—
˝	YCC Corporate Restructuring Fund 1st	24.1	—
Jeju Bank	Shinhan Corporate Restructuring Fund 7 th	4.9	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies
(a)	Basis of Financial Statements Presentation

Shinhan Financial Group Co. Ltd. and its subsidiaries (collectively the “Consolidated Company”) maintain its accounting records in Korean Won and prepare statutory financial statements in the Korean language in conformity with accounting principles generally accepted in the Republic of Korea. Certain accounting principles applied by the Consolidated Company that conform with financial accounting standards and accounting principles in the Republic of Korea may not conform with generally accepted accounting principles in other countries. Accordingly, these consolidated financial statements are intended solely for use by those who are informed in Korean accounting principles and practices. The accompanying consolidated financial statements have been condensed, restructured and translated into English (with certain expanded descriptions) from the Korean language consolidated financial statements.

Certain information included in the Korean language consolidated financial statements, but not required for a fair presentation of the Consolidated Company’s financial position, results of operations or cash flows, is not presented in the accompanying consolidated financial statements.

(b)	Basis of Financial Statements Translation

The consolidated financial statements are expressed in Korean Won and, solely for the convenience of the reader, have been translated into U.S. dollars at the rate of ~~W~~929.60 to US$1, the basic exchange rate on December 31, 2006. These translations should not be construed as a representation that any or all of the amounts shown could be converted into U.S. dollars at this or any other rate.

(c)	Application of the Statements of Korean Financial Accounting Standards

Effective January 1, 2006, the Consolidated Company has adopted Statements of Korea Accounting Standards (the “SKAS”) No. 18 Interests in Joint Ventures, No. 19 Leases and No. 20 Related Party Disclosures. In addition, in applying an interpretation, valuation gain (loss) on available-for-sale securities which was recorded in subsidiaries’ capital adjustment account at the time of acquisition is included in valuation gain (loss) of equity method at the time of sale of the available-for-sale securities. Except for the adoption of the aforementioned accounting standards, the same accounting policies were applied for the consolidated financial statements both as of and for the years ended December 31, 2006 and 2005. Certain accounts of the consolidated financial statements as of and for the year ended December 31, 2005, which are presented for comparative purposes, were reclassified to conform to the current period’s presentation, which resulted in a decrease in stockholders’ equity, total assets and total liabilities by ~~W~~40,853 million, ~~W~~719,600 million and ~~W~~678,747million, respectively, and a decrease in consolidated retained earnings and increase in unrealized gain on available-for-sale securities by ~~W~~215,432 million, respectively.

(d)	Investments in Securities

Upon acquisition, the Consolidated Company classifies certain debt and equity securities into one of the three categories: held-to-maturity, available-for-sale, or trading securities. Investments in debt securities that the Consolidated Company has the positive intent and ability to hold to maturity are classified as held-to-maturity. Securities that are bought and held principally for the purpose of selling in the near term (thus held for only a short period of time) are classified as trading securities. Trading generally reflects active and frequent buying and selling, and trading securities are generally used to generate profit on short-term differences in price. Investments not classified as either held-to-maturity or trading securities are classified as available-for-sale securities.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
Trading securities are carried at fair value, with unrealized holding gains and losses included in current income. Available-for-sale securities are carried at fair value, with unrealized holding gains and losses reported as a capital adjustment, net of tax. Investments in equity securities that do not have readily determinable fair values are stated at cost. Investments in debt securities that are classified into held-to-maturity are reported at amortized cost at the balance sheet date and such amortization is included in interest income.

The fair value of marketable securities is determined using the quoted market prices as of the period end. Non-marketable debt securities are recorded at the fair values derived from the discounted cash flows by using an interest rate deemed to approximate the market interest rate. The market interest rate is determined by the issuers’ credit rate announced by accredited credit rating agencies in Korea. Non-marketable equity securities are stated at acquisition cost on the financial statements if the fair value of the securities is not reliably determinable.

A decline in market value of any available-for-sale or held-to-maturity security below cost that is deemed to be other-than-temporary results in a reduction in carrying amount to fair value and the impairment loss is charged to current results of operations.

(e)	Equity Method Investment Securities

Equity securities held for investment in companies in which the Consolidated Company is able to exercise significant control over the investees are accounted for using the equity method.

Under the equity method, the Consolidated Company’s initial investment is recorded at cost and is subsequently increased or decreased to reflect the Consolidated Company’s share of the net asset of investee. Any excess in the Consolidated Company’s acquisition cost over the Consolidated Company’s share of the investee’s identifiable net assets is considered as goodwill (negative goodwill) and amortized by the straight-line method over a reasonable period, generally less than 20 years. The amortization of goodwill is recorded against the equity income of affiliates. When events or circumstances indicate that carrying amount may not be recoverable, the Consolidated Company reviews the goodwill amount for any impairment.

Under the equity method, the Consolidated Company does not record its share of loss of an affiliate company when such loss would make the Consolidated Company’s investment in such entity less than zero. If the Consolidated Company has guaranteed obligations of the investee or is otherwise committed to provide additional financial support, the Consolidated Company’s share of loss of the affiliate remains recorded until such investment is reduced to zero.

When translating financial statements of equity method investees denominated in foreign currencies, assets and liabilities are translated at current rate as of the balance sheet date and capital accounts at historical rate. Any differences resulting from such foreign currency translation are accounted for as valuation gains (losses) under the equity method, a component of capital adjustments in the stockholders’ equity.

Investments in affiliated companies are reduced when dividends are declared by the shareholders’ meeting of the respective affiliated companies.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(f)	Interests in Joint Ventures

Investments in jointly controlled entities are accounted for using the equity method.

(g)	Allowance for Loan Losses

Prior to 2006, the Consolidated Company classified corporate loans based on the ability of the borrowers to repay considering the borrowers’ business operations, financial position and future cash flows (Forward Looking Criteria) as well as past due period and status of any bankruptcy proceedings (Historical Repayment Criteria), while household loans are classified by evaluating the ability of a borrower to repay debt. Based on the aforementioned method, the Consolidated Company classified corporate and household loans into ten credit rating categories, 1-6 (normal), 7 (precautionary), 8 (sub-standard), 9 (doubtful) and 10 (estimated loss), respectively. An allowance for loan losses was calculated based on each classification as follows: for corporate loans a minimum of 0.5% for normal, 2% for precautionary, 20% for substandard, 50% for doubtful and 100% for estimated loss, respectively; and for household and credit card loans a minimum of 0.75% or 1% for normal, 8% or 12% for precautionary, 20% for substandard, 55% or 60% for doubtful and 100% for estimated loss, respectively.

For household loans which were provided after September 9, 2002, which were secured by real estate and for which the ratio of loans to collateral value exceeds 60%, the Consolidated Company provided an allowance for loan losses of 1% or more and 10% or more for those classified as normal and precautionary, respectively. Additionally, for certain high-risk household loans and credit card loans, the Consolidated Company provided an allowance of 50% and 19% for those classified into precautionary and 100% or 95% for estimated loss, respectively.

In 2006, the Consolidated Company changed the method of estimating the allowance for loan losses and records the greater amount of:
i)	Expected Loss Method
The Consolidated Company estimates the allowance for loan losses by applying the expected loss method, which analyzes factors of estimated loss based on probability of default (“PD”) and loss given default (“LGD”). This credit method considers both financial and non-financial factors of borrowers to assess the PD. LGD is determined by the type of loan and collateral, based on historical data for the past five years or three years and seven months for corporate loans and two years and eight months or four years for household loans, respectively. The allowance for loan losses is calculated using the PD and LGD to estimate the potential credit exposure on the borrower at the time of default (“EAD”).

ii)	Financial Supervisory Service (“FSS”)’s Guideline
The Consolidated Company applies the FSS guidelines for corporate and household loans in accordance with the Regulations for the Supervision of Banks.

Additionally, the Consolidated Company considers the borrower’s ability to repay and the recovery value of collateral in estimating expected loss on high-risk loans or large volumes of loans.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(h)	Troubled Loans Restructuring

A loan the contractual terms of which are modified in a troubled debt restructuring program is accounted for at the present value of future cash flows in the modified contract discounted using the effective interest rate in the original contract. If the present value differs from the face value of the loans, the difference is recorded as an allowance for loan losses and provision for loan losses in the current period. The present value discounts are recorded in allowance for loan losses, which is shown as a deduction from the nominal value of the loans. Allowance for loan losses are amortized using the effective interest method and are recognized as interest income.

(i)	Deferred Loan Origination Fee

Fees associated with origination of loans are deferred and recognized over the life of the loan as an adjustment to the loan balance and interest income.

(j)	Fixed Assets
i)	Property and equipment

Property and equipment are stated at cost, less accumulated deprecation, except for assets acquired through exchange, investment in kind or donation, which are recorded at their fair value.

Depreciation is computed by the declining-balance method using rates based on the useful lives of the respective assets or using the straight-line method over the estimated useful lives of the assets as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40~60 years
Vehicles	Declining-balance	Five years
Furniture, fixtures and other	˝	˝
Leasehold improvement	Straight-line	˝
Significant additions or improvements extending useful lives of assets are capitalized. However, normal maintenance and repairs are charged to expense as incurred.

ii)	Intangible assets

Intangible assets are stated at acquisition cost less accumulated amortization computed using the straight-line method over useful lives of related intangible assets or within twenty years, which is shorter.

When the recoverable amount of the intangible assets are substantially below the carrying amount of the assets due to obsolescence or sharp decline in its market value, the Consolidated Company reduces its carrying amount to the recoverable amount and the amount impaired is recognized as impairment loss.
(k)	Deferred Acquisition Costs

Policy acquisition costs, which include commissions, certain underwriting and agency expenses associated with acquiring businesses, are deferred and amortized using the straight-line method over the contract period, up to 7 years. Actual acquisition costs incurred in excess of estimated acquisition costs are expensed.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(l)	Discount on Debentures

Discount on debentures issued, which represents the difference between the face value of debentures issued and the issuance price of debentures, is amortized on the effective interest method over the life of the debentures. The amount amortized is included in interest expense.

(m)	Policy Reserves

The Consolidated Company accounts for policy reserves based on the Insurance Business Law and other related Insurance Supervisory Regulation. These policy reserves are calculated based on insurance terms and premium and policy reserves approved by the Financial Supervisory Commission of the Republic of Korea and details are as follows:
i.	Premium reserve

Provision is made for premium payable based on assumptions that all policies are surrendered immediately after fiscal year.

ii.	Unearned premium reserve

Unearned premium reserve refers to premium to be charged during subsequent periods, and for premiums collected before the balance sheet date.

iii.	Reserve for outstanding claims

Reserve for outstanding claims is an estimate for losses for insured events that have occurred prior to the balance sheet date but for which an actual claim have not yet been settled or determined.

iv.	Reserve for participating policyholders’ dividends

Reserve for participating policyholder’s dividends are recorded to account for the difference in actual investment yields, mortality rates or morbidity rates and operating expense rates from the initial rates in each policy payable to participating policyholders. In addition, it includes a reserve for long-term maintenance dividends to discourage cancellations.

v.	Dividend reserve for policyholders’ income participation

Dividend reserve for policyholders’ income participation refers to the amount reserved depending on the business performance for the purpose of appropriating it for future dividends to policyholders.

vi.	Reserve for reinsurance premium

If the Consolidated Company reinsures its insurance contracts, the recoverable amount from the reinsurance company is recorded as a deduction against the policy reserves.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(n)	Retirement and Severance Benefits

Employees who have been with the Consolidated Company for more than one year are entitled to lump-sum payments based on current salary rates and length of service when they leave the Consolidated Company. The Consolidated Company’s estimated liability under the plan which would be payable if all employees left on the balance sheet date is accrued in the accompanying consolidated balance sheets. A portion of the liability is covered by an employees’ severance pay insurance where the employees have a vested interest in the deposit with the insurance company. The deposit for severance benefit insurance is, therefore, reflected in the accompanying consolidated balance sheets as a deduction from the liability for retirement and severance benefits.

Through March 1999, under the National Pension Scheme of Korea, the Consolidated Company transferred a certain portion of retirement allowances for employees to the National Pension Fund. The amount transferred reduces the retirement and severance benefit amount payable to employees when they leave the Consolidated Company and is accordingly reflected in the accompanying consolidated balance sheets as a reduction of the retirement and severance benefits liability.

(o)	Allowance for Unused Loan Commitments

Prior to 2006, the Consolidated Company applied the “Credit Conversion Factor” method in estimating the expected loss on unused loan commitments classified as normal. In applying this method, credits are classified reflecting credit conversion ratios, and provisions were made for unused corporate and household loan commitments at a minimum of 0.5% and 0.75%, respectively.

In 2006, the Consolidated Company changed the method of estimating the allowance for unused loan commitments and records the greater amount of :

i)	Expected Loss Method
The Consolidated Company estimates the allowance for unused loan commitments using the same method applied for allowance for loan losses.

ii)	FSS’s Guideline
The Consolidated Company estimates the allowance for unused loan commitments based on each classification as follows: for unused corporate loan commitments a minimum of 0.7% for normal, 7% for precautionary, 20% for substandard, 50% for doubtful and 100% for estimated loss, respectively; and for unused household loan commitments a minimum of 1.0% for normal, 10% for precautionary, 20% for substandard, 55% for doubtful and 100% for estimated loss, respectively.

The allowance for unused loan commitments is included in other liabilities in the accompanying consolidated balance sheets

(p)	Allowance for Guarantees and Acceptances

Prior to 2006, the Consolidated Company provided an allowance for losses on guarantees and acceptances considering “Credit Conversion Factor” and credit rating categories as follows: for guarantees and acceptances at a minimum of 0.5% for normal, 2% for precautionary, 20% for substandard, 95% for doubtful, 100% for estimated loss, respectively.

In 2006, the Consolidated Company records the greater amount calculated from the Expected Loss Method or per the FSS’s guideline. The allowance for losses on contingent guarantees and acceptances, endorsed bills and outstanding guarantees and acceptances are included in other liabilities in the accompanying consolidated balance sheets.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(q)	Bonds under Resale or Repurchase Agreements

Bonds purchased under resale agreements are recorded as loans and bonds sold under repurchase agreements are recorded as borrowings when the Consolidated Company purchases or sells securities under resale or repurchase agreements.

(r)	Stock Options

The employee stock option program allows the Consolidated Company’s employees to acquire shares of the Consolidated Company or to be compensated for the market price difference. The option exercise price is generally fixed at below the market price of underlying shares at the grant date. The Consolidated Company values equity-settled stock options based upon an option pricing model under the fair value method and recognizes this value as an expense and capital adjustment over the period in which the options vest. When the options are exercised, equity is increased by the amount of the proceeds received which is equal to the exercise price. However, compensation cost for cash-settled stock options is measured using the market price as of each period end and is recognized as an expense and a liability over the service periods.

(s)	Interest Income

Interest income on bank deposits, loans and securities is recognized on an accrual basis, except for interest income on loans that are overdue and loans to bankrupt customers. Any unpaid interest previously accrued on such loans is reversed from income, and thereafter interest is recognized only to the extent payments are received. Payments on delinquent loans are first applied to delinquent interest, to normal interest, and then to the principal balance

(t)	Leases
Prior to 2006, the Company accounted for and classified its lease transactions as either an operating or capital lease, depending on the terms of the lease under the Statement of Korea Accounting Standards (“SKAS”). When a lease was substantially noncancellable and met one or more of the criteria listed below, it was classified as a capital lease.

—	Ownership of the leased property transfers to the lessee at the end of the lease term without additional payment or for a contract price.
—	The lessee has a bargain purchase option.
—	The lease term is equal to 75% or more of the estimated economic useful life of the leased property.
—	The present value at the beginning of the lease term of the minimum lease payments equals or exceeds 90% of the fair value of the leased property.

Otherwise, the lease was classified as an operating lease and recognized in income on a straight-line basis over the lease term.

Effective January 1, 2006, the Company adopted SKAS No. 19, Leases. Under this standard, the above capital lease criteria have been amended. Specifically, the premise of a substantially noncancellable lease was removed and the criterion for a bargain purchase option has been modified to include a reasonable certainty, at the inception of the lease, that the option will be exercised. In addition, if the leased property is specialized to the extent that only the lessee can use it without any major modification, it would be considered a capital lease.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
(t)	Leases, continued

SFAS No. 19 also requires recognition of initial direct costs incurred in negotiating and arranging an operating lease as a separate asset and expensed as commission and fee in non-interest expense over the lease term on the same basis in which the lease income is recognized.

(u)	Income Taxes

Income tax on the income or loss for the period consists of the corporate income tax and resident tax surcharges currently payable, and the changes in deferred income tax assets and liabilities during the period. .

Deferred tax is provided using the asset and liability method, providing for temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. The amount of deferred tax provided is based on the expected manner in which the carrying amount of assets and liabilities will be realized or settled, using tax rates enacted or substantially enacted at the balance sheet date.

A deferred tax asset is recognized only to the extent that it is probable that future taxable income will be available against which the unused tax losses and credits can be utilized. Deferred tax assets are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

(v)	Translation of Foreign Currency Denominated Assets and Liabilities

Assets and liabilities denominated in foreign currencies are translated into Korean Won at the balance sheet dates with the resulting gains and losses recognized in current results of operations. Monetary assets and liabilities denominated in foreign currencies are translated into Korean Won at ~~W~~929.60 and ~~W~~1,013.0 to US$1, the rates of exchange on December 31, 2006 and 2005, respectively, that are permitted by the Financial Accounting Standards. Financial statements of overseas branches are also translated into Korean Won at the above base rates on the balance sheet date.

(w)	Derivatives

Where a derivative instrument which meets certain criteria is used for hedging the exposure to changes in the fair value of a recognized asset, liability or firm commitment, it is designated as a fair value hedge. Where a derivative instrument which meets certain criteria is used for hedging the exposure to the variability of future cash flows of a forecasted transaction, it is designated as a cash flow hedge.

Derivative instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently remeasured at their fair value. Changes in the fair value of derivative instruments that are not designated as fair value or cash flow hedges are recognized immediately in the consolidated statement of income.

Changes in the fair value of derivative instruments that are designated and qualify as fair value hedges are recorded in the consolidated statements of income, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk.

The effective portion of changes in the fair value of derivative instruments that are designated and qualify as cash flow hedges are recognized in stockholders’ equity, net of tax. The gain or loss relating to the ineffective portion is recognized immediately in the consolidated statements of income. Accumulated gain or loss in stockholders’ equity is recorded in the income statement in the periods in which the hedged item will affect profit or loss.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(2)	Basis of Financial Statements Presentation and Summary of Significant Accounting Policies, Continued
When a hedging instrument expires or is sold, or when a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in equity at that time remains in equity and is recognized when the forecast transaction is ultimately recognized in the consolidated statements of income. When a forecasted transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statements of income.

(x)	Provisions, Contingent Assets and Contingent Liabilities

Provisions are recognized when all of the following are met: (1) an entity has a present obligation as a result of a past event, (2) it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation, and (3) a reliable estimate can be made of the amount of the obligation. Where the effect of the time value of money is material, the amount of a provision is the present value of the expenditures expected to be required to settle the obligation.

Where the expenditure required to settle a provision is expected to be reimbursed by another party, the reimbursement is recognized as a separate asset when, and only when, it is virtually certain that reimbursement will be received if the Consolidated Company settles the obligation. The expense relating to a provision is presented net of the amount recognized for a reimbursement.

(y)	Use of Estimates

The preparation of consolidated financial statements in accordance with accounting principles generally accepted in the Republic of Korea requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and related notes to consolidated financial statements. Actual results could differ from those estimates.
(3)	Standards Applied for Preparing Consolidated Financial Statements
(a)	The equity method investment securities account of Shinhan Financial Group is eliminated against the stockholders’ equity account of each subsidiary as of the date of acquisition.

(b)	The Consolidated Company records differences between the cost of investment accounts and the corresponding fair value of subsidiaries’ net assets at the time of acquisition as goodwill (negative goodwill) which are amortized over certain periods, not to exceed 20 years.

(c)	All significant inter-company transactions and account balances among the consolidated companies are fully eliminated in consolidation.

(d)	With regards to the same borrowers’ loans with same credit risk, the Consolidated Company applies the same provision policy for the consolidated financial statements.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(4)	Cash and Due from Banks
(a)	Cash and due from banks as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Cash on hand in Won	~~W~~	2,544,156	2,217,132
Cash on hand in foreign currencies		226,812	176,751

		2,770,968	2,393,883

Due from banks in Won		7,827,992	5,392,754
Due from banks in foreign currencies		674,540	642,691

		8,502,532	6,035,445

	~~W~~	11,273,500	8,429,328

(b)	Restricted due from banks as of December 31, 2006 and 2005 were as follows:

(in millions of Won)

	2006		2005	Restrictions
Due from banks in Won:
Reserve deposits in the Bank of Korea	~~W~~	5,644,469	2,515,379	General banking account
Due from banks for customers’ accounts		716,507	887,483	Reserve for customers’ deposits
Guarantee deposits for futures and options		12,679	—	˝
Other		15,708	11,229	Deposit for severance benefit insurance and security deposit

		6,389,363	3,414,091
Due from banks in foreign currencies		372,516	213,012	General banking account

	~~W~~	6,761,879	3,627,103

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(4)	Cash and Due from Banks, Continued
(c)	The maturities of due from banks as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

	Due from banks		Due from banks in
At December 31, 2006	in Won		foreign currencies	Total
Due in 3 months or less	~~W~~	7,203,585	462,374	7,665,959
Due after 3 months through 6 months		80,438	10,673	91,111
Due after 6 months through 1 year		223,612	73,006	296,618
Due after 1 year through 3 years		146,092	26,441	172,533
Thereafter		174,265	102,046	276,311

	~~W~~	7,827,992	674,540	8,502,532

(in millions of Won)

	Due from banks		Due from banks in
At December 31, 2005	in Won		foreign currencies	Total
Due in 3 months or less	~~W~~	2,264,999	504,605	2,769,604
Due after 3 months through 6 months		365,906	33,219	399,125
Due after 6 months through 1 year		64,216	3,823	68,039
Due after 1 year through 3 years		959,716	313	960,029
Thereafter		1,737,917	100,731	1,838,648

	~~W~~	5,392,754	642,691	6,035,445

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(5)	Securities
Securities as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Trading securities	~~W~~	5,516,622	5,495,510
Available-for-sale securities		17,978,765	21,612,238
Held-to-maturity securities		7,558,816	2,996,243
Equity method investment securities		230,199	120,392

Total securities	~~W~~	31,284,402	30,224,383

(a)	Trading securities
i)	Trading securities as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Equity securities:

Stocks	~~W~~	442,470	302,354

Debt securities:

Government bonds		1,782,150	1,748,108
Finance debentures		1,324,468	1,388,328
Corporate bonds		664,946	668,750

		3,771,564	3,805,186

Beneficiary certificates		267,673	148,582
Commercial paper		102,994	177,611
Securities in foreign currencies		13,617	27,576
Other		918,304	1,034,201

	~~W~~	5,516,622	5,495,510

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(5)	Securities, Continued
ii)	Details of debt securities classified as trading securities as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006
	Face value		Acquisition cost	Fair value (*)	Book value (**)
Government bonds	~~W~~	1,806,891	1,782,227	1,798,619	1,782,150
Finance debentures		1,352,293	1,326,593	1,342,537	1,324,468
Corporate bonds		1,169,113	665,417	683,149	664,946

	~~W~~	4,328,297	3,774,237	3,824,305	3,771,564

(in millions of Won)

	2005
	Face value		Acquisition cost	Fair value (*)	Book value (**)
Government bonds	~~W~~	1,764,610	1,753,012	1,763,145	1,748,108
Finance debentures		1,412,502	1,393,347	1,400,451	1,388,328
Corporate bonds		667,548	669,715	669,959	668,750

	~~W~~	3,844,660	3,816,164	3,833,555	3,805,186

(*)	Fair value of debt securities is measured by applying the average base prices of the latest trading day from the balance sheet date, provided by the bond pricing institutions.

(**)	The difference between fair value and book value is recorded as accrued income.
(b)	Available-for-Sale Securities
i)	Available-for-sale securities as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Equity securities:
Stocks	~~W~~	3,964,409	3,233,798
Investment in special funds		123,409	43,525

		4,087,818	3,277,323

Debt securities:

Government bonds		1,440,814	2,941,997
Finance debentures		5,208,043	6,041,094
Corporate bonds		3,589,085	5,607,952

		10,237,942	14,591,043

Beneficiary certificates		2,418,722	2,558,692
Securities in foreign currencies		1,111,819	935,999
Other		122,464	249,181

	~~W~~	17,978,765	21,612,238

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(5)	Securities, Continued
ii)	Equity securities classified as available-for-sale securities as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006
	Number of
	Shares	Ownership	Acquisition		Net asset	Book
	(thousand)	(%)	Cost		or fair value	value
Marketable and Nonmarketable Stock:

LG Card Co., Ltd.	8,960	7.15	~~W~~	88,769	521,517	521,517
SK Networks Co., Ltd.	22,908	9.57		114,971	527,853	527,853
SK Networks Co., Ltd. (Preferred stocks)	1,398	—		63,866	94,688	94,688
POSCO	740	0.85		196,124	228,547	228,547
Macquarie Infra	36,333	11.23		191,033	243,432	243,432
Hynix Semiconductor Inc.	28,192	6.12		112,930	899,750	899,750
Hyundai Engineering and Construction Co., Ltd.	5,527	5.00		153,265	272,472	272,472
SK Corporation	1,991	1.55		101,330	145,325	145,325
Ssangyong Cement Industrial Co., Ltd.	10,000	13.39		95,200	108,370	108,370
Daewoo Engineering and Construction Co., Ltd.	4,570	1.34		120,000	132,097	132,097
Daewoo International Corporation	1,523	1.60		5,186	51,096	51,096
Daewoo Electronics Co., Ltd.	6,125	5.75		23,080	7,179	7,179
Samsung Electronics Co., Ltd.	7	—		4,511	4,291	4,291
Samsung Corporation	6,622	4.24		152,754	202,968	202,968
Other	—	—		547,410	524,824	524,824

				1,970,429	3,964,409	3,964,409

Investment in special funds:

Korea Asset Management Corp.				180	218	180
Macquarie Korea Opportunity Fund				54,762	62,697	62,697
Bogo PEF				20,540	20,540	20,540
Consus Investment 3rd				16,217	15,286	15,286
KTB 2005 PEF				12,496	10,697	10,697
Other				14,347	14,008	14,009

				118,542	123,446	123,409

			~~W~~	2,088,971	4,087,855	4,087,818

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(5)	Securities, Continued
(in millions of Won)

	2005
	Number of
	Shares	Ownership	Acquisition		Net asset	Book
	(thousand)	(%)	Cost		or fair value	value
Marketable and Nonmarketable Stock:

LG Card Co., Ltd.	8,960	7.14	~~W~~	73,336	327,614	327,614
SK Networks Co., Ltd.	22,615	9.54		111,988	230,173	230,173
SK Networks Co., Ltd. (Preferred stocks)	1,890	—		85,919	118,736	118,736
Hynix Semiconductor Inc.	31,740	7.09		122,573	1,120,422	1,120,422
Hyundai Engineering and Construction Co., Ltd.	5,527	5.06		83,013	249,546	249,546
SK Corporation	2,502	1.94		119,535	130,348	130,348
SK Telecom Co., Ltd.	124	—		21,520	22,390	22,390
Ssangyong Cement Industrial Co., Ltd.	10,109	13.55		95,510	145,866	145,866
Ssangyong Corporation	23,757	70.17		49,225	49,225	49,225
Daewoo Engineering and Construction Co., Ltd.	8,908	2.63		32,968	119,362	119,362
Daewoo International Corp.	1,523	1.60		5,186	58,241	58,241
Daewoo Electronics Co., Ltd.	5,795	5.45		21,528	20,514	20,514
Samsung Electronics Co., Ltd.	10	—		5,325	6,590	6,590
Samsung Corporation.	6,622	4.24		110,861	143,038	143,038
Other				488,670	491,733	491,733

				1,427,157	3,233,798	3,233,798

Investment in special funds:

Stock Market Stabilization Fund				4,612	9,717	9,717
Korea Asset Management Corp.				6,430	6,430	6,430
Other				27,172	25,147	27,682

				38,214	41,294	43,525

			~~W~~	1,465,371	3,275,092	3,277,323

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(5)	Securities, Continued
iii)	Details of debt securities classified as available-for-sale securities as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006
	Face value		Acquisition cost	Fair value(*)	Book value(**)
Government bonds	~~W~~	1,482,978	1,457,791	1,474,501	1,440,814
Finance debentures		5,256,830	5,213,114	5,249,424	5,208,043
Corporate bonds		3,828,440	3,639,405	3,553,278	3,589,085

	~~W~~	10,568,248	10,310,310	10,277,203	10,237,942

(in millions of Won)

	2005
	Face value		Acquisition cost	Fair value(*)	Book value(**)
Government bonds	~~W~~	2,994,917	3,046,377	2,957,816	2,941,997
Finance debentures		6,139,475	6,072,819	6,081,400	6,041,094
Corporate bonds		6,004,019	5,708,623	5,710,961	5,607,952

	~~W~~	15,138,411	14,827,819	14,750,177	14,591,043

(*)	Fair value of debt securities is measured by applying the average base prices of the latest trading day from the balance sheet date, provided by the bond pricing institutions.

(**)	The difference between fair value and book value is recorded as accrued income.
iv)	The maturity of available-for-sale debt securities as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

	Government		Finance	Corporate
At December 31, 2006	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	45,048	1,286,549	132,814	1,464,411
Due after 3 months through 6 months		40,322	963,958	159,077	1,163,357
Due after 6 months through 1 year		251,660	1,542,405	720,785	2,514,850
Due after 1 year through 3 years		738,451	1,302,157	2,222,045	4,262,653
Thereafter		365,333	112,974	354,364	832,671

	~~W~~	1,440,814	5,208,043	3,589,085	10,237,942

(in millions of Won)

	Government		Finance	Corporate
At December 31, 2005	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	75,871	1,094,467	862,138	2,032,476
Due after 3 months through 6 months		34,463	499,740	246,426	780,629
Due after 6 months through 1 year		695,420	1,878,575	1,076,373	3,650,368
Due after 1 year through 3 years		1,131,022	2,491,079	2,371,227	5,993,328
Thereafter		1,005,221	77,233	1,051,788	2,134,242

	~~W~~	2,941,997	6,041,094	5,607,952	14,591,043

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(5)	Securities, Continued
v)	Available-for-sale securities denominated in foreign currencies classified by issuing country as of December 31, 2006 and 2005 were as follows:
(in millions of Won and thousands of U.S. dollars, except ratio)

	2006				2005
		Equivalent				Equivalent
	U.S. dollar	Won		Ratio (%)	U.S. dollar	Won		Ratio (%)
Korea	$768,528	~~W~~	714,424	64.26	$720,217	~~W~~	729,581	77.95
U.S.A.	231,710		215,394	19.37	48,627		49,260	5.26
Malaysia	4,968		4,618	0.42	4,965		5,029	0.54
Hong Kong	11,378		10,577	0.95	10,705		10,844	1.16
U.A.E	5,026		4,672	0.42	5,024		5,089	0.54
Japan	7,187		6,681	0.60	3,052		3,091	0.33
Other	167,225		155,453	13.98	131,397		133,105	14.22

	$1,196,022	~~W~~	1,111,819	100.00	$923,987	~~W~~	935,999	100.00

(c)	Held-to-maturity securities
i)	Held-to-maturity securities as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Government bonds	~~W~~	1,201,254	612,875
Finance debentures		4,960,892	1,178,217
Corporate bonds		1,328,867	1,121,169
Securities in foreign currencies		67,803	83,982

	~~W~~	7,558,816	2,996,243

ii)	Details of debt securities classified as held-to-maturity securities as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	2006
	Face value		Acquisition cost	Fair value (*)	Book value
Government bonds	~~W~~	1,202,019	1,204,267	1,222,292	1,201,254
Finance debentures		4,992,000	4,959,859	5,028,697	4,960,892
Corporate bonds		1,325,000	1,330,228	1,339,036	1,328,867

		7,519,019	7,494,354	7,590,025	7,491,013

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(5)	Securities, Continued
(in millions of Won)

	2005
	Face value		Acquisition cost	Fair value (*)	Book value
Government bonds	~~W~~	611,277	616,645	647,468	612,875
Finance debentures		1,205,000	1,177,898	1,204,390	1,178,217
Corporate bonds		1,120,000	1,120,855	1,147,508	1,121,169

		2,936,277	2,915,398	2,999,366	2,912,261

(*)	Fair value of debt securities is measured by applying the average base prices of the latest trading day from the balance sheet date, provided by the bond pricing institutions.
iii)	The maturity of held-to-maturity securities as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

	Government		Finance	Corporate
At December 31, 2006	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	5,881	99,923	30,011	135,815
Due after 3 months through 6 months		53,420	421,922	4,999	480,341
Due after 6 months through 1 year		92,568	1,078,157	150,178	1,320,903
Due after 1 year through 3 years		951,070	2,888,217	1,029,627	4,868,914
Thereafter		98,315	472,673	114,052	685,040

	~~W~~	1,201,254	4,960,892	1,328,867	7,491,013

(in millions of Won)

	Government		Finance	Corporate
At December 31, 2005	bonds		debentures	bonds	Total
Due in 3 months or less	~~W~~	76,118	29,621	140,057	245,796
Due after 3 months through 6 months		14,817	—	20,109	34,926
Due after 6 months through 1 year		66,587	363,003	20,106	449,696
Due after 1 year through 3 years		391,413	745,714	620,182	1,757,309
Thereafter		63,940	39,879	320,715	424,534

	~~W~~	612,875	1,178,217	1,121,169	2,912,261

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(5)	Securities, Continued
iv)	Held-to-maturity securities denominated in foreign currencies classified by issuing country as of December 31, 2006 and 2005 were as follows:
(in millions of Won and thousands of U.S. dollars, except ratio)

	2006				2005
		Equivalent				Equivalent
	U.S. dollar	Won		Ratio (%)	U.S. dollar	Won		Ratio (%)
Korea	$41,903	~~W~~	38,953	57.45	$49,344	~~W~~	49,987	59.52
U.S.A.	24,308		22,597	33.33	30,558		30,956	36.86
Other	6,728		6,253	9.22	3,000		3,039	3.62

	$72,939	~~W~~	67,803	100.00	$82,902	~~W~~	83,982	100.00

(d)	Equity Method Investment Securities

Details of equity method investment securities as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006
			Acquisition	Equity
			and	method
	Beginning		(Dividend,	income	Capital	Ending
Subsidiaries	balance		net	(loss)	adjustments	Balance
Shinhan BNP Paribas ITMC	~~W~~	24,103	(3,600)	4,288	(1)	24,790
SH&C Life Insurance		15,513	—	1,776	323	17,612
Shinhan Macquarie		1,289	(2,016)	756	—	29
Shinhan Data System Co., Ltd.		2,619	—	409	—	3,028
Shinhan Finance Ltd.		—	73,508	8,066	(3,403)	78,171
Daewoo Capital Co., Ltd.		58,591	—	16,898	(29,652)	45,837
Macquarie Shinhan Infrastructure Management Co., Ltd.		429	(38,660)	40,760	(27)	2,502
Shinhan Vina Bank		12,660	—	2,264	(1,042)	13,882
CFAG Corporate Restructuring Fund 8th		536	—	(4)	—	533
Shinhan Corporate Restructuring Fund 3rd		4,652	(1,740)	482	298	3,692
Shinhan Corporate Restructuring Fund 5th		—	450	(94)	—	356
Shinhan Corporate Restructuring Fund 6th		—	1,081	(20)	—	1,061
Shinhan Corporate Restructuring Fund 7th		—	4,750	2,755	686	8,191
Shinhan Corporate Restructuring Fund 8th		—	20,100	(38)	—	20,062
YCC Corporate Restructuring Fund 1st		—	3,500	47	—	3,547
Now Corporate Restructuring Fund 2nd		—	1,808	266	—	2,074
KTB Corporate Restructuring Fund 18th		—	5,000	(168)	—	4,832

	~~W~~	120,393	64,181	78,443	(32,818)	230,199

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(5)	Securities, Continued
(in millions of Won)

	2005
			Acquisition	Equity
			and	method
	Beginning		(Dividend),	income	Retained	Capital	Ending
Subsidiaries	balance		net	(loss)	earnings	adjustments	Balance
Shinhan BNPP ITMC	~~W~~	22,810	(2,400)	3,725	—	(32)	24,103
SH&C Life Insurance		14,614	—	2,680	—	(1,781)	15,513
Shinhan Macquarie		1,098	(2,446)	2,637	—	—	1,289
e-Shinhan		2,887	(2,861)	—	—	(26)	—
Shinhan Data System Co.,Ltd.		2,374	—	245	—	—	2,619
Daewoo Capital Co.,Ltd.		—	36,971	21,620	—	—	58,591
Macquarie Shinhan Infrastructure Management Co.,Ltd.		—	(98)	527	—	—	429
Shinhan Vina Bank		11,155	—	1,838	(4)	(329)	12,660
Shinhan Corporate Restructuring Fund 3 rd		—	4,526	139	—	(12)	4,653
CFAG Corporate Restructuring Fund 8 th		—	537	(1)	—	—	536

	~~W~~	54,938	34,229	33,410	(4)	(2,180)	120,393

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(6)	Loans
(a)	Loans outstanding as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Loans in Won	~~W~~	94,651,652	83,202,730
Loans in foreign currencies		8,012,288	5,480,348
Domestic import usance bills		2,057,881	2,455,137
Call loans		342,147	1,685,184
Bills bought in Won		5,610,130	3,380,548
Bills bought in foreign currency		3,237,204	3,584,050
Advances to customers		21,412	25,138
Credit card accounts		3,518,137	3,863,609
Bonds purchased under resale agreement		785,468	139,666
Privately placed bonds		4,770,208	3,176,658
Factoring receivables		157,999	184,904
Financing leases (note 9)		401,527	535,015
CMA assets		606,559	609,850
Other		14,933	16,574

		124,187,545	108,339,411
Add: present value premium		40,005	56,814
Less: allowance for loan losses		(1,880,902)	(1,740,938)
deferred loan origination fees		(44,918)	(6,839)

	~~W~~	122,301,730	106,648,448

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(6)	Loans, Continued
(b)	Loan maturities as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

			Loans in foreign
At December 31, 2006	Loans in Won		currencies	Other loans	Total
Due in 3 months or less	~~W~~	17,737,615	1,213,990	14,378,585	33,330,190
Due after 3 months through 6 months		12,939,516	1,692,192	1,838,018	16,469,726
Due after 6 months through 1 year		24,006,547	1,831,170	1,999,246	27,836,963
Due after 1 year through 3 years		14,811,079	2,066,337	2,799,002	19,676,418
Thereafter		25,156,895	1,208,599	508,754	26,874,248

	~~W~~	94,651,652	8,012,288	21,523,605	124,187,545

(in millions of Won)

			Loans in foreign
At December 31, 2005	Loans in Won		currencies	Other loans	Total
Due in 3 months or less	~~W~~	15,866,895	911,135	11,100,783	27,878,813
Due after 3 months through 6 months		15,382,730	695,548	2,020,240	18,098,518
Due after 6 months through 1 year		23,330,127	1,463,343	1,875,970	26,669,440
Due after 1 year through 3 years		10,735,655	1,418,377	2,189,341	14,343,373
Thereafter		17,887,323	991,945	2,469,999	21,349,267

	~~W~~	83,202,730	5,480,348	19,656,333	108,339,411

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(6)	Loans, Continued
(c)	Loans classified by issuing country as of December 31, 2006 and 2005 were as follows:
(in millions of Won, except ratio)

	2006
			Loans in foreign
	Loans in Won		Currencies	Other loans	Total	Ratio (%)
Korea	~~W~~	94,651,652	5,989,569	21,302,939	121,558,101	97.88
U.S.A.		—	741,627	33,015	823,444	0.66
U.K.		—	73,750	13,245	87,377	0.07
Japan		—	657,284	16,535	692,970	0.56
Germany		—	—	71,916	71,916	0.06
Vietnam		—	80,570	11,645	93,635	0.08
China		—	316,333	41,254	359,379	0.29
Other		—	153,156	33,055	500,723	0.40

	~~W~~	94,651,652	8,012,289	21,523,604	124,187,545	100.00

(in millions of Won, except ratio)

	2005
			Loans in foreign
	Loans in Won		Currencies	Other loans	Total	Ratio (%)
Korea	~~W~~	83,202,730	3,194,707	19,388,245	105,785,682	97.64
U.S.A.		—	597,879	43,455	641,334	0.59
U.K.		—	56,894	153,525	210,419	0.19
Japan		—	739,083	481	739,564	0.68
Germany		—	24,598	28,071	52,669	0.05
Vietnam		—	77,389	2,788	80,177	0.07
Hong Kong		—	45,174	12,614	57,788	0.05
China		—	282,978	25,870	308,848	0.29
Other		—	461,646	1,284	462,930	0.43

	~~W~~	83,202,730	5,480,348	19,656,333	108,339,411	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(6)	Loans, Continued
(d)	Loans classified by consumer as of December 31, 2006 and 2005 were as follows:
(in millions of Won, except ratio)

	2006
			Loans in foreign
	Loans in Won		currencies	Other	Total	Ratio (%)
Corporate	~~W~~	42,652,467	7,896,547	16,197,972	66,746,986	53.74
Household		50,343,316	10,449	5,252,133	55,605,898	44.78
Public and other		1,655,869	105,294	73,498	1,834,661	1.48

	~~W~~	94,651,652	8,012,290	21,523,603	124,187,545	100.00

(in millions of Won, except ratio)

	2005
			Loans in foreign
	Loans in Won		currencies	Other	Total	Ratio (%)
Corporate	~~W~~	39,021,313	5,343,603	15,572,170	59,937,086	55.32
Household		43,077,328	95,755	1,642,536	44,815,619	41.37
Public and other		1,104,089	40,990	2,441,627	3,586,706	3.31

	~~W~~	83,202,730	5,480,348	19,656,333	108,339,411	100.00

(e)	Restructured loans due to commencement of bankruptcy proceedings, debt restructuring proceedings by creditors or workout programs for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006
	Workout			Total
	Corporate loans		Household loans
Modification of terms	~~W~~	45,101	39,497	84,598

Balance before restructuring		45,101	39,497	84,598
Balance after restructuring		42,542	28,008	70,550

Loss resulting from restructuring	~~W~~	2,559	11,489	14,048

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(6)	Loans, Continued
(in millions of Won)

	2005
			Workout
	Debt		Corporate	Household
	Restructuring		loans	loans	Total
Equity to loan conversion	~~W~~	—	11,000	—	11,000
Loan to equity conversion		63	9,444	—	9,507
Reduction in principal		973	—	—	973
Modification of terms		688	23,747	10,688	35,123

Balance before restructuring		1,724	44,191	10,688	56,603
Balance after restructuring		—	16,494	7,229	23,723

Loss resulting from restructuring	~~W~~	1,724	27,697	3,459	32,880

(f)	Changes in allowance for losses on loans, accounts receivable and accrued income for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006
	Beginning		Increase	Ending
	balance		(Decrease)	balance
Shinhan Bank	~~W~~	1,572,832	134,190	1,707,022
Shinhan Bank (Trust account)		7,836	1,217	9,053
Shinhan Finance		1,265	(1,265)	—
SH Asset Management		19	10	29
Shinhan Asia		3,882	(3,043)	839
Shinhan Bank America		2,833	(574)	2,259
Shinhan Europe		781	15	796
Good Morning Shinhan Securities		27,256	2,254	29,510
Shinhan Life Insurance		17,740	2,077	19,817
Shinhan Card		67,400	80,387	147,787
Shinhan Capital		30,373	967	31,340
Jeju Bank		25,329	984	26,313

	~~W~~	1,757,546	217,219	1,974,765

Allowance for losses on other assets and allowance for disposition of operating lease assets are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(6)	Loans, Continued
(in millions of Won)

	2005
	Beginning		Increase	Ending
	balance		(Decrease)	balance
(formerly)Shinhan Bank	~~W~~	745,759	(62,202)	683,556
(formerly)Shinhan Bank (Trust account)		10,752	(4,624)	6,128
Shinhan Finance		1,533	(268)	1,265
(formerly)Chohung Bank		1,014,729	(125,454)	889,275
(formerly)Chohung Bank (Trust account)		3,087	(1,379)	1,708
SH Asset Management		11	8	19
Shinhan Asia		3,998	(116)	3,882
Shinhan Bank America		2,608	225	2,833
Shinhan Europe		1,079	(298)	781
Good Morning Shinhan Securities		21,676	5,580	27,256
Shinhan Life Insurance		—	17,740	17,740
Shinhan Card		74,193	(6,793)	67,400
Shinhan Capital		27,022	3,351	30,373
Jeju Bank		32,145	(6,816)	25,329

	~~W~~	1,938,592	(181,046)	1,757,546

Allowance for losses on other assets and allowance for disposition of operating lease assets are included.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(6)	Loans, Continued
(g)	As of December 31, 2006 and 2005, details of loan balances exclude bonds bought under repurchase agreements, call loans and loans to other banks, and include other accounts receivable and other suspense receivable and the related allowance for loan losses by asset credit risk classification were as follows:
(in millions of Won, except provision ratio)

		2006
					Provision ratio
		Balance		Allowance	(%)
Corporate loans	Normal	~~W~~	68,463,503	538,855	0.79
	Precautionary		1,147,126	114,803	10.01
	Substandard		309,807	101,394	32.73
	Doubtful		7,288	5,469	75.04
	Estimated loss		266,626	266,626	100.00

			70,194,350	1,027,147	1.46

Household loans	Normal		49,880,118	464,746	0.99
	Precautionary		184,488	18,398	9.97
	Substandard		185,413	39,932	21.54
	Doubtful		124,819	76,414	61.22
	Estimated loss		57,762	57,762	100.00

			50,432,600	687,212	1.36

Credit card loans	Normal		3,308,011	46,415	1.40
	Precautionary		97,893	14,685	15.00
	Substandard		26	8	30.77
	Doubtful		61,729	37,038	60.00
	Estimated loss		50,478	50,478	100.00

			3,518,137	148,624	4.22
Other			424,456	111,782	26.34

		~~W~~	124,569,543	1,974,765	1.59

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(6)	Loans, Continued
(in millions of Won, except provision ratio)

		2005
					Provision ratio
		Balance		Allowance	(%)
Corporate loans	Normal	~~W~~	56,599,263	399,639	0.71
	Precautionary		1,606,110	230,826	14.37
	Substandard		468,533	103,580	22.11
	Doubtful		12,806	12,074	94.28
	Estimated loss		209,338	209,338	100.00

			58,896,050	955,457	1.62

Household loans	Normal		42,588,764	336,940	0.79
	Precautionary		158,938	35,881	22.58
	Substandard		220,882	44,826	20.29
	Doubtful		83,654	77,898	93.12
	Estimated loss		73,241	73,241	100.00

			43,125,479	568,786	1.32

Credit card loans	Normal		3,508,375	49,163	1.40
	Precautionary		209,702	34,668	16.53
	Substandard		995	199	20.00
	Doubtful		93,341	72,515	77.69
	Estimated loss		48,964	48,964	100.00

			3,861,377	205,509	5.32
Other			1,206,329	27,794	2.30

		~~W~~	107,089,235	1,757,546	1.64

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(7)	Fixed Assets
Fixed assets as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Tangible assets:
Land	~~W~~	1,038,113	989,840
Buildings		982,284	939,631
Other		1,578,029	1,293,087

		3,598,426	3,222,558
Less: accumulated depreciation		(1,380,587)	(1,337,548)
accumulated impaired losses		(5,453)	—

		2,212,386	1,885,010

Intangible assets, net of accumulated amortization:
Goodwill		1,440,644	1,590,810
Negative goodwill		(3,599)	(4,284)
Other		34,417	15,267

		1,471,462	1,601,793

	~~W~~	3,683,848	3,486,803

As of December 31, 2006 and 2005, the Consolidated Company maintains insurance policies covering loss and liability arising from automobile accidents.

The officially declared value of land used in domestic branches at December 31, 2006 and 2005, as announced by the Minister of Construction and Transportation, was as follows:
(in millions of Won)

	Book value			Declared value
	2006(*)		2005	2006	2005
Land (domestic only)	~~W~~	1,046,585	989,241	1,210,176	1,093,501

The officially declared value, which is used for government purposes, does not represent the fair value.

(*)	The amount includes ~~W~~9,528 million to be disposed of.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(8)	Other Assets

Other assets as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Accounts receivable	~~W~~	3,177,288	2,046,369
Advance payments		563,602	24,349
Prepaid expenses		67,596	56,173
Prepaid income taxes		436	5,898
Accrued interest income		919,117	625,267
Operating lease assets		278,910	333,201
Less: accumulated depreciation		(165,304)	(178,665)
allowance for loss on disposition of operating lease assets		(464)	(478)
Security deposits paid		1,087,946	1,078,021
Derivative assets (note 28)		1,432,863	965,980
Special account assets		1,395,487	1,116,493
Uncollected domestic exchange receivable		314,503	5,197,544
Other		203,254	175,063

		9,275,234	11,445,215
Less: allowance for losses		(93,399)	(16,130)
present value discount		(146)	(146)

	~~W~~	9,181,689	11,428,939

(9)	Lease Assets

The collection schedule of future lease receivables as of December 31, 2006 was as follows:
(in millions of Won)

	Operating		Financing
	lease		lease	Total
January 1, 2007 — December 31, 2007	~~W~~	28,795	201,565	230,360
January 1, 2008 — December 31, 2008		21,277	116,356	137,633
January 1, 2009 — December 31, 2009		17,880	63,636	81,516
January 1, 2010 — December 31, 2010		65	30,380	30,445
Thereafter		58,510	31,771	90,281

		126,527	443,708	570,235
Unrealized interest income on financing leases		—	(42,181)	(42,181)

	~~W~~	126,527	401,527	528,054

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(10)	Deposits
(a)	Deposits as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Deposits in Korean Won	~~W~~	82,270,616	77,204,725
Deposits in foreign currencies		4,250,525	3,647,265
Negotiable certificates of deposits		13,237,299	10,683,261

		99,758,440	91,535,251
Add: present value premium		1,083	3,190

	~~W~~	99,759,523	91,538,441

(b)	The maturities of deposits as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

			Deposits in	Negotiable
	Deposits in		foreign	certificates
At December 31, 2006	Korean Won		currencies	of deposits	Total
Due in 3 months or less	~~W~~	20,767,662	1,842,457	4,138,700	26,748,819
Due after 3 months through 6 months		5,215,453	552,693	1,605,080	7,373,226
Due after 6 months through 1 year		17,128,287	387,823	4,427,192	21,943,302
Due after 1 year through 3 years		4,757,663	257,433	3,019,755	8,034,851
Thereafter		34,401,551	1,210,119	46,572	35,658,242

	~~W~~	82,270,616	4,250,525	13,237,299	99,758,440

(in millions of Won)

			Deposits in	Negotiable
	Deposits in		foreign	certificates
At December 31, 2005	Korean Won		currencies	of deposits	Total
Due in 3 months or less	~~W~~	20,546,654	1,839,779	3,963,745	26,350,178
Due after 3 months through 6 months		5,203,419	362,694	2,391,456	7,957,569
Due after 6 months through 1 year		15,124,076	360,335	3,059,492	18,543,903
Due after 1 year through 3 years		20,910,032	989,497	1,268,400	23,167,929
Thereafter		15,420,544	94,960	168	15,515,672

	~~W~~	77,204,725	3,647,265	10,683,261	91,535,251

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(11)	Borrowings
(a)	Borrowings as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Borrowings in Won	~~W~~	4,347,416	3,787,473
Borrowings in foreign currencies		5,275,611	6,423,574
Bonds sold with repurchase agreements		5,068,221	4,214,206
Bills sold		392,315	359,537
Due to the Bank of Korea in foreign currencies		122,327	134,921
Call money		1,686,263	996,678

	~~W~~	16,892,153	15,916,389

(b)	The maturities of borrowings as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

			Borrowings
	Borrowings		in foreign
At December 31, 2006	in Won		currencies	Other	Total
Due in 3 months or less	~~W~~	1,571,198	2,339,919	3,791,335	7,702,452
Due after 3 months through 6 months		617,757	1,395,978	850,120	2,863,855
Due after 6 months through 1 year		437,983	893,497	2,548,163	3,879,643
Due after 1 year through 3 years		482,100	589,950	79,508	1,151,558
Thereafter		1,238,378	56,267	—	1,294,645

	~~W~~	4,347,416	5,275,611	7,269,126	16,892,153

(in millions of Won)

			Borrowings
	Borrowings		in foreign
At December 31, 2005	in Won		currencies	Other	Total
Due in 3 months or less	~~W~~	1,850,841	2,880,865	2,825,311	7,557,017
Due after 3 months through 6 months		113,997	2,018,393	786,450	2,918,840
Due after 6 months through 1 year		86,565	943,935	1,907,897	2,938,397
Due after 1 year through 3 years		593,231	514,312	185,684	1,293,227
Thereafter		1,142,839	66,069	—	1,208,908

	~~W~~	3,787,473	6,423,574	5,705,342	15,916,389

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(12)	Debentures
(a)	Debentures as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Debentures in Won	~~W~~	26,683,979	20,561,155
Debentures in foreign currencies		2,848,143	2,281,747

		29,532,122	22,842,902
Add: present value premium		32,185	53,159
Less: discounts		(79,549)	(55,905)

	~~W~~	29,484,758	22,840,156

(b)	Details of debentures in Won as of December 31, 2006 and 2005 were as follows:
(in millions of Won, except interest rate)

	2006			2005
			Interest rate			Interest rate
	Face value		(%)	Face value		(%)
Discounted debentures	~~W~~	2,160,000	4.43 — 7.47	~~W~~	1,780,000	3.25 — 9.92
Coupon debentures		19,140,262	3.50 — 7.60		14,143,444	1.13 — 8.14
Subordinated debentures		4,043,657	5.10 — 7.75		3,860,182	4.56 — 14.45
Hybrid securities(*)		495,033	5.70 — 7.80		495,033	5.70 — 7.80
Other		944,003			341,700

		26,782,955			20,620,359
Add: loss on fair value hedge		(98,976)			(59,204)

	~~W~~	26,683,979		~~W~~	20,561,155

(*)	The details of hybrid securities were summarized as follows :
(i)	Hybrid bond issued on June 28, 2003
(in millions of Won, except interest rate)

	Face			First put option
Maturity	amount	Interest period	Interest rate (%)	date	Exerciser
June 28, 2033	272,564	June 28, 2003— June 28, 2013	7.80	June 28, 2008	Shinhan Bank
		June 28, 2013— June 28, 2033	7.80+(7.8-yield of Treasury Agencies Bonds with maturity of 5 years)*50%

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(12)	Debentures, Continued
(ii)	Hybrid bond issued on October 28, 2004
(in millions of Won, except interest rate)

					First put option
Maturity	Face amount		Interest period	Interest rate (%)	date	Exerciser
Oct. 28, 2034	~~W~~	222,469	October 28, 2004— October 28, 2014 October 28, 2014— October 28, 2034	5.70 6.70	Oct. 28, 2009	Shinhan Bank
(c)	Details of debentures in foreign currencies as of December 31, 2006 and 2005 were as follows:
(in millions of Won and thousands of U.S. dollars, except interest rate)

	2006				2005
		Equivalent		Interest		Equivalent		Interest
	U.S. dollars	Won		rate (%)	U.S. dollars	Won		rate (%)
MTN (*)	$1,823,837	~~W~~	1,695,439	2.50 — 6.83	$809,240	~~W~~	819,760	1.95 — 6.83
Hybrid securities(**)	650,000		604,240	5.66 — 6.82	300,000		303,900	5.66
Non-guaranteed debentures	190,000		176,624	4.27 — 5.90	110,000		111,430	Libor+0.5~Libor+1.2
Subordinated debentures	400,000		371,840	4.50 — 6.25	1,033,225		1,046,657	4.50—11.88

	$3,063,837	~~W~~	2,848,143		$2,252,465	~~W~~	2,281,747

(*)	Shinhan Bank established a program to issue Euro Medium Term Note (EMTN) and Global Medium Term Note (GMTN) on November 9, 1995. Details of the program were as follows:

Total amount which can be issued:	US$3,000,000 thousand
Place of trading:	Singapore Stock Exchange
Issue price:	Face value, discounted value or premium value
Maturity date and interest date:	Various depending on date of issuance
Redemption:	Lump-sum payment at maturity date
(**)	Shinhan Bank issued hybrid securities on March 2, 2005. Details were as follows:

Maturity date:	March 2, 2035
Exercise date:	From March 2, 2015 to Maturity date
Interest payment:	From March 2, 2005 to March 2, 2015 (5.663%)
From March 2, 2015 to March 2, 2035 (3M Libor + 199 bp)
First put option date:	March 2, 2015
Shinhan Bank issued hybrid securities on September 20, 2006. Details were as follows:

Maturity date:	September. 20, 2036
Exercise date:	From September 20, 2016 to Maturity date
Interest payment:	From September 20, 2006 to September 20, 2016 (6.819%)
From September 20, 2016 to September 20, 2036
(3M Libor + 252 bp)
First put option date:	September 20, 2016

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(12)	Debentures, Continued
(a)	The maturities of debentures as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

	Debentures in		Debentures in
At December 31, 2006	Korean Won		foreign currencies	Total
Due in 3 months or less	~~W~~	1,787,524	—	1,787,524
Due after 3 months through 6 months		1,412,010	74,368	1,486,378
Due after 6 months through 12 months		4,711,795	259,633	4,971,428
Due after 1 year through 3 years		11,368,801	563,840	11,932,641
Thereafter		7,403,849	1,950,302	9,354,151

	~~W~~	26,683,979	2,848,143	29,532,122

(in millions of Won)

	Debentures in		Debentures in
At December 31, 2005	Korean Won		foreign currencies	Total
Due in 3 months or less	~~W~~	991,956	60,851	1,052,807
Due after 3 months through 6 months		2,127,924	38,293	2,166,217
Due after 6 months through 12 months		3,102,507	195,566	3,298,073
Due after 1 year through 3 years		11,115,253	491,305	11,606,558
Thereafter		3,223,515	1,495,732	4,719,247

	~~W~~	20,561,155	2,281,747	22,842,902

(13)	Retirement and Severance Benefits

Changes in retirement and severance benefits for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won)

	Won
	2006		2005
Estimated liability at beginning of year	~~W~~	251,102	174,625
Changes in consolidation scope		—	1,309
Adjustment due to foreign exchange rate		(49)	(96)
Payment		(29,815)	(31,294)
Retirement benefit payable		(21,052)	—
Provision (*)		132,787	106,558

Estimated liability at end of year		332,973	251,102
Less: deposit for severance benefit insurance		(91,708)	(74,663)
Less: contribution to National Pension Fund		(76)	(86)

Ending balance	~~W~~	241,189	176,353

(*)	Includes retirement benefit payment recorded as insurance expense of Shinhan Life Insurance (~~W~~3,698 million in 2006 and ~~W~~364 million in 2005).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(14)	Other Liabilities

Other liabilities as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Allowance for losses on guarantees and acceptances (note 15)	~~W~~	51,812	60,236
Other allowances*		424,930	413,270
Borrowings from trust accounts		820,027	708,923
Foreign exchange remittances pending		157,258	146,823
Securities sold		1,352,334	1,210,559
Accounts payable		3,280,490	1,624,788
Accrued expenses		2,384,623	2,021,434
Income tax payable		342,742	169,017
Dividend payable		2,414	2,186
Advance receipts		4,687	3,686
Unearned revenues		169,080	141,544
Taxes withheld		115,159	90,664
Security deposits received		235,245	280,581
Policy reserves (note 16)		4,873,536	4,046,681
Derivatives liabilities (note 28)		1,312,251	915,494
Deferred tax liabilities, net (note 24)		195,684	175,464
Domestic exchange remittances pending		2,229,242	5,458,999
Other		1,883,927	2,065,340

	~~W~~	19,835,441	19,535,689

*	Mainly consists of allowance for unused loan commitments, allowance for bonus card points program and legal provision.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(15)	Guarantees and Acceptances
(a)	The guarantees and acceptances as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006		2005
Guarantees and acceptances outstanding
Guarantees and acceptances in Won:
Guarantees on loan collaterals	~~W~~	119,874	97,608
Guarantees on debentures		978	793
Guarantees for contract performance		12,950	118,020
Other		2,166,283	904,523

		2,300,085	1,120,944

Guarantees and acceptances in foreign currencies:
Acceptances on letters of credit		256,736	316,998
Acceptances for letters of guarantee for importers		145,750	112,807
Other		1,224,443	866,494

		1,626,929	1,296,299

Contingent guarantees and acceptances
Letters of credit		2,960,628	2,585,645
Other		951	460,070

		2,961,579	3,045,715

	~~W~~	6,888,593	5,462,958

(b)	The guarantees and acceptances provided by country as of December 31, 2006 and 2005 were as follows:
(in millions of Won, except ratio)

	2006
	Guarantees and acceptances outstanding in						Contingent guarantees
	Won			Foreign currencies			and acceptances
	Balance		Ratio (%)	Balance		Ratio (%)	Balance		Ratio (%)
Korea	~~W~~	2,293,626	99.72	~~W~~	1,309,319	80.48	~~W~~	2,823,927	95.35
U.S.A.		—	—		76,879	4.73		38,726	1.31
Japan		6,459	0.28		25,683	1.58		6,034	0.20
U.K.		—	—		32,536	2.00		5,002	0.17
China		—	—		29,588	1.82		4,196	0.14
Vietnam		—	—		11,280	0.69		11,405	0.39
Other		—	—		141,644	8.71		72,289	2.44

	~~W~~	2,300,085	100.00	~~W~~	1,626,929	100.00	~~W~~	2,961,579	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(15)	Guarantees and Acceptances, Continued
(in millions of Won, except ratio)

	2005
	Guarantees and acceptances outstanding in						Contingent guarantees and
	Won			Foreign currencies			acceptances
	Balance		Ratio (%)	Balance		Ratio (%)	Balance		Ratio (%)
Korea	~~W~~	1,120,944	100.00	~~W~~	1,152,140	88.88	~~W~~	2,936,415	96.41
U.S.A.		—	—		91,353	7.05		58,052	1.91
Japan		—	—		34,404	2.65		25,390	0.83
U.K.		—	—		5,065	0.39		6,980	0.23
China		—	—		3,413	0.26		2,453	0.08
Vietnam		—	—		3,624	0.28		6,819	0.22
Other		—	—		6,300	0.49		9,606	0.32

	~~W~~	1,120,944	100.00	~~W~~	1,296,299	100.00	~~W~~	3,045,715	100.00

(c)	The guarantees and acceptances provided by consumer as of December 31, 2006 and 2005 were as follows:
(in millions of Won, except ratio)

	2006
	Guarantees and acceptances outstanding in						Contingent guarantees and
	Won			Foreign currencies			acceptances
	Balance		Ratio (%)	Balance		Ratio (%)	Balance		Ratio (%)
Corporate	~~W~~	2,300,085	100.00	~~W~~	1,626,729	99.99	~~W~~	2,961,579	100.00
Household		—	—		200	0.01		—	—

	~~W~~	2,300,085	100.00	~~W~~	1,626,929	100.00	~~W~~	2,961,579	100.00

(in millions of Won, except ratio)

	2005
	Guarantees and acceptances outstanding in						Contingent guarantees and
	Won			Foreign currencies			acceptances
	Balance		Ratio (%)	Balance		Ratio (%)	Balance		Ratio (%)
Corporate	~~W~~	1,120,077	99.92	~~W~~	1,295,965	99.97	~~W~~	2,879,752	94.55
Household		—	—		334	0.03		—	—
Public and other		867	0.08		—	—		165,963	5.45

	~~W~~	1,120,944	100.00	~~W~~	1,296,299	100.00	~~W~~	3,045,715	100.00

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(15)	Guarantees and Acceptances, Continued
(d)	The allowance for losses on guarantees and acceptances as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006
	Normal		Precautionary	Substandard	Doubtful	Estimated loss	Total
Guarantees and acceptances outstanding:
Balance	~~W~~	3,772,056	152,962	225	29	1,742	3,927,014
Allowances		20,226	15,580	45	12	1,742	37,605

Ratio (%)		0.54	10.19	20	41.37	100.00	0.96

Contingent guarantees and acceptances:
Balance	~~W~~	2,858,539	93,998	1,086	1,911	6,045	2,961,579
Allowances		4,547	3,127	116	191	6,045	14,026

Ratio (%)		0.16	3.33	10.68	9.99	100.00	0.47

Total
Balance	~~W~~	6,630,595	246,960	1,311	1,940	7,787	6,888,593
Allowances		24,773	18,707	161	203	7,787	51,631

Ratio (%)		0.37	7.57	12.28	10.46	100.00	0.75

(*)	~~W~~181 million of allowance for endorsed bills excluded.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(15)	Guarantees and Acceptances, Continued
(in millions of Won)

	2005
						Estimated
	Normal		Precautionary	Substandard	Doubtful	loss	Total
Guarantees and acceptances outstanding:
Balance	~~W~~	2,237,353	176,055	1,937	—	1,898	2,417,243
Allowances		10,112	28,768	524	—	1,895	41,299

Ratio (%)		0.45	16.34	27.05	—	99.84	1.71

Contingent guarantees and acceptances:
Balance	~~W~~	2,884,867	151,153	3,392	—	6,303	3,045,715
Allowances		6,605	4,228	653	—	6,303	17,789

Ratio (%)		0.23	2.80	19.25	—	100.00	0.58

Total
Balance	~~W~~	5,122,220	327,208	5,329	—	8,201	5,462,958
Allowances		16,717	32,996	1,177	—	8,198	59,088

Ratio (%)		0.33	10.08	22.09	—	99.96	1.08

(*)	~~W~~1,148 million of allowance for endorsed bills excluded.
(e)	As of December 31, 2006, 2005 and 2004, allowance ratios to guarantees and acceptances were as follows:
(in millions of Won)

	2006		2005	2004
Guarantees and acceptances	~~W~~	6,888,593	5,462,958	2,460,889
Allowances for loss on guarantees and acceptances	~~W~~	51,631	59,088	36,894

Ratio (%)		0.75	1.08	1.50

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(16)	Policy Reserves

As of December 31, 2006 and 2005, details of policy reserves provided by insurance type were as follows:
(in millions of Won)

	2006			2005
	Individual	Group	Total	Individual	Group	Total
Premium reserve	4,563,356	71,129	4,634,485	3,768,369	71,941	3,840,310
Unearned premium reserve	2,568	428	2,996	2,585	105	2,690
Reserve for outstanding claims	189,174	27,093	216,267	164,525	20,663	185,188
Reserve for participating policyholders’ dividends	20,577	172	20,749	19,159	323	19,482
Dividend reserve for policyholders’ income participation	109	—	109	109	—	109
Reserve for reinsurance premium	(1,070)	—	(1,070)	(1,098)	—	(1,098)

	4,774,714	98,822	4,873,536	3,953,649	93,032	4,046,681

(17)	Pledged assets

Assets pledged as collateral as of December 31, 2006 and 2005were as follows:
(in millions of Won)

Accounts	2006		2005	Related transactions for
Cash and due from banks	~~W~~	2,745	2,670	Credit card loans and beneficiary certificates
Available-for-sale securities		8,736,293	10,001,808	Borrowings, derivatives and settlements
Land and buildings		123,536	177,749	Borrowings

	~~W~~	8,862,574	10,182,227

(18)	Insured assets

Details of insured assets as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

Assets insured	2006		2005
Cash	~~W~~	9,149	108,930
Fixed assets used in operations		1,357,261	1,216,508
Other fixed assets		10,589	303,632

	~~W~~	1,376,999	1,629,070

In addition, the Consolidated Company maintains fire insurance for its assets, key employees’ indemnity insurance, workers’ compensation insurance for its employees and other insurance policies covering loss and liability arising from accidents.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(19)	Assets and Liabilities Denominated in Foreign Currency
Assets and liabilities denominated in foreign currency as of December 31, 2006 and 2005 were as follows:
(in millions of Won and thousands of U.S. dollars)

	Foreign currency		Won equivalent
	2006	2005	2006		2005
Assets:

Cash and due from banks	$969,613	808,926	~~W~~	901,352	819,442
Securities	1,382,632	1,046,610		1,285,292	1,060,217
Loans	15,084,066	12,697,555		14,022,148	12,862,620
Other assets	2,183,225	51,083		2,029,526	51,746

	$19,619,536	14,604,174	~~W~~	18,238,318	14,794,025

Liabilities:

Deposits	$4,572,422	3,600,458	~~W~~	4,250,525	3,647,265
Borrowings	8,011,870	8,110,639		7,447,833	8,216,075
Debentures	3,063,837	2,252,465		2,848,143	2,281,747
Other liabilities	2,579,972	545,296		2,398,341	552,387

	$18,228,101	14,508,858	~~W~~	16,944,842	14,697,474

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(20)	Capital Stock
(a)	Details of preferred stocks issued as of December 31, 2006 were as follows:

	Number of	Predetermined
	shares	dividend rate (%)(*)	Redeemable period
Redeemable preferred stock:
Series 2	9,316,792	4.04	August 19, 2005 - August 18, 2007
Series 3	9,316,792	4.04	August 19, 2006 - August 18, 2008
Series 4	9,316,792	4.04	August 19, 2007 - August 18, 2009
Series 5	9,316,793	4.04	August 19, 2008 - August 18, 2010
Series 7	2,433,334	7.46	July 19, 2008 - August 18, 2008
Series 8	66,666	7.86	July 19, 2010 - August 18, 2010

	39,767,169

(*)	Based on initial issuance price
Series 1 and Series 6 of redeemable preferred stocks of 9,316,792 shares and 3,500,000 shares, respectively, were redeemed on August 21, 2006 for ~~W~~172,831 million and ~~W~~525,033 million, respectively. Therefore, capital stock amount differs from the total par value of outstanding capital stocks.
(b)	Details of changes in capital stock for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won, except shares)

	Number of	Common		Preferred
	shares	stock		stock
Balance at January 1, 2005	416,623,575	~~W~~	1,596,595	486,523
Preferred stock converted to common stock	—		111,802	(111,802)
Share exchange	17,528,000		87,640	—

Balance at December 31, 2005	434,151,575	~~W~~	1,796,037	374,721

Preferred stock converted to common stock	—		111,801	(111,801)
Redemption of preferred stocks	(12,816,792)		—	—

Balance at December 31, 2006	421,334,783	~~W~~	1,907,838	262,920

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(20)	Capital Stock, Continued
(c)	Details of preferred stock to be redeemed by appropriations of retained earnings as of December 31, 2006 and 2005 were as follows:
(in millions of Won, except shares and price per share)

	2006
			Redemption
	Number of		price		Redemption
	shares	Redemption date	per share		amount
Series 2 redeemable preferred stock	9,316,792	August 18, 2007	~~W~~	18,548	~~W~~	172,812
(in millions of Won, except price per share)

	2005
			Redemption
	Number of		price		Redemption
	shares	Redemption date	per share		amount
Series 1 redeemable preferred stock	9,316,792	August 21, 2006	~~W~~	18,550	~~W~~	172,831
Series 6 redeemable preferred stock	3,500,000	August 21, 2006		150,009		525,033

	12,816,792				~~W~~	697,864

(21)	Consolidated Capital Adjustments
Consolidated capital adjustments as of December 31, 2006 and 2005 consisted of the following:
(in millions of Won)

	Won
	2006		2005
Treasury stock	~~W~~	(161,504)	(312,720)

Unrealized gain (loss) on securities:

Available-for-sale securities		1,587,029	1,163,828
Equity method investment securities		(33,310)	(1,147)

		1,553,719	1,162,681

Stock options: (note22)

Options granted by Shinhan Financial Group		44,491	17,163
Options granted by subsidiaries		(13,486)	(8,467)

		31,005	8,696

Valuation gain on derivatives		(526)	2,455

Cumulative effects on foreign currency translation adjustments		(31,392)	(31,891)

	~~W~~	1,391,302	829,221

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(22)	Stock Options
The stock options consisted of the Consolidated Company’s stock options, which were granted to employees of the Consolidated Company, and the subsidiaries’ stock options, which were granted to employees of the subsidiaries. As of December 31, 2006, details of stock options granted by Shinhan Financial Group under a resolution by the Board of Directors were as follows:
(a)	Details of Shinhan Financial Group’s stock options

	1st grant	2nd grant	3rd grant	4th grant	5th grant
Grant date	May 22, 2002	May 15, 2003	March 25, 2004	March 30, 2005	March 21, 2006
Options granted	1,004,200	1,156,300	1,301,600	2,695,200	3,296,200
Options forfeited or exercised	379,135	432,687	160,177	314,110	198,131

Options outstanding	625,065	723,613	1,141,423	2,381,090	3,098,069
Type of stock options	Cash-settled options	Cash-settled options	Cash-settled options	Cash-settled or equity-settled options	Cash-settled or equity-settled options
Exercise price in Won	~~W~~18,910	~~W~~11,800	~~W~~21,595	~~W~~28,006	~~W~~38,829
Vesting period	Within four years after two years from grant date	Within four years after two years from grant date	Within three years after two years from grant date	Within four years after three years from grant date	Within four years after three years from grant date
Forfeited period	After six years from grant date	After six years from grant date	After five years from grant date	After seven years from grant date	After seven years from grant date

Assumptions used to determine the fair value of options:

Risk-free interest rate	—	—	—	4.07%	5.02%
Expected exercise period	—	—	—	5 years	5 years
Expected stock price volatility	—	—	—	17.92%	13.43%
Expected dividend yield	—	—	—	—	—
Weighted average fair value	—	—	—	~~W~~11,201	~~W~~16,668
With respect to the stock options granted on March 25, 2004, Shinhan Financial Group decided to pay the difference between the market price and the exercise price in cash for year ended December 31, 2006 and determined to apply the intrinsic value method to those stock options. As a result, stock options decreased by ~~W~~8,538 million (decrease in accounts receivable of ~~W~~6,508 million and increase in accrued expenses of ~~W~~2,030 million).

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(22)	Stock Options, Continued
(b)	Changes in stock compensation costs for year ended December 31, 2006 were as follows:
(in millions of Won)

		Employee of
Stock options		Shinhan
granted	Stock compensation cost	Financial Group		Subsidiaries	Total
1st	Recorded at beginning of the period	~~W~~	2,934	12,144	15,078
	Incurred during the period		713	1,122	1,835
	To be recorded in subsequent periods		—	—	—

2nd	Recorded at beginning of the period		4,334	19,053	23,387
	Incurred during the period		899	1,019	1,918
	To be recorded in subsequent periods		—	—	—

3rd	Recorded at beginning of the period		2,030	6,508	8,538
	Incurred during the period		5,241	14,957	20,198
	To be recorded in subsequent periods		—	—	—

4th	Recorded at beginning of the period		767	7,858	8,625
	Incurred during the period		2,781	12,425	15,206
	To be recorded in subsequent periods		423	2,417	2,840

5th	Recorded at beginning of the period		—	—	—
	Incurred during the period		3,036	17,624	20,660
	To be recorded in subsequent periods		4,552	26,427	30,979
For the 4th and 5th stock options granted, the difference between the exercise price and the fair value on the date of exercise would be assumed by the subsidiaries of Shinhan Financial Group. Therefore, in relation to those stock options, stock compensation costs have been recorded as long-term payables by the subsidiaries and as accounts receivable by Shinhan Financial Group in the amount of ~~W~~37,811 million and ~~W~~14,365 million as of December 31, 2006 and 2005, respectively

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(23)	General and Administrative Expenses
Details of general and administrative expenses for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won)

	Won
	2006		2005
Salaries and wages	~~W~~	1,040,073	977,465
Provision for retirement and severance benefits		129,089	106,241
Other employees benefits		535,955	358,503
Rent		117,727	87,422
Entertainment		18,654	19,554
Depreciation		207,527	178,169
Amortization		159,492	104,303
Tax and dues		92,343	91,245
Advertising		74,127	57,812
Other		464,489	423,430

	~~W~~	2,839,476	2,404,144

(24)	Income Taxes
(a)	The Consolidated Company is subject to income taxes based on taxable income, which result in the nominal tax rate of 27.5%.

The components of income tax expense for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won)

	Won
	2006		2005
Current income tax expense	~~W~~	650,944	383,649
Change in temporary difference		98,031	404,722
Change in net operating loss		(307)	—
Income tax expense included in stockholders’ equity		(77,504)	(530,961)

	~~W~~	671,164	257,410

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(24)	Income Taxes, Continued
(b)	Reconciliation of income before income taxes for financial reporting purposes and taxable income for the years ended December 31, 2006 and 2005 are as follows
(in millions of Won)

	2006		2005
Income before income taxes	~~W~~	2,513,677	1,824,650
Increase (decrease) from permanent difference		(101,706)	1,810,261
Increase (decrease) from temporary difference		215,624	(1,972,830)

Taxable income	~~W~~	2,627,595	1,662,081

(c)	Effective tax rates for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006		2005
Income taxes	~~W~~	671,164	257,410
Income before income taxes	~~W~~	2,513,677	1,824,650

Effective income tax rate (%)		26.70	14.11

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(24)	Income Taxes, Continued
(d)	Changes in significant accumulated temporary differences and tax effects for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006
	Beginning				Ending
	balance(*)		Increase	Decrease	balance
Deductible temporary differences:

Securities	~~W~~	9,807	4,908	—	14,715
Impairment loss on securities		1,118,824	—	896,071	222,753
Retirement and severance benefits		151,361	49,772	—	201,133
Provision for loan losses		345,018	—	317,954	27,064

Other allowances		216,543	112,409	—	328,952

Stock compensation costs		39,214	—	29,154	10,060
Restructured loans		331,068	—	330,281	787
Allowance for losses on guarantees and acceptances		177,303	—	125,478	51,825
Other		1,183,535	1,982,236	27,255	3,138,516

		3,572,673	2,149,325	1,726,193	3,995,805

Taxable temporary differences:

Securities		1,839,281	309,189	—	2,148,470
Unrealized loan on securities		746,725	—	706,420	40,305
Accrued income		227,433	80,960	—	308,393
Group retirement and severance benefits		145,326	—	139,828	5,498
Other		892,803	1,274,066	9,806	2,157,063

		3,851,568	1,664,215	856,054	4,659,729

Net		(278,895)	—	—	(663,924)

Unrealizable temporary differences (**)		(406,980)			(53,857)

Temporary difference of joint venture companies		33,261			—

Realizable temporary differences		(652,614)			(717,781)
Tax effect of cumulative temporary difference		(179,534)			(197,390)
Tax effect of cumulative temporary differences in overseas subsidiaries		3,893			1,399
Tax effects of tax loss carryforwards		177			307

Net deferred tax assets(liability)	~~W~~	(175,464)			(195,684)

(*)	Includes the difference between estimated taxes and the actual 2005 tax return. Tax effects on temporary differences of ~~W~~10,995 million in Shinhan Financial Group, ~~W~~669,581 million in Shinhan Bank, ~~W~~(368) million in Shinhan Capital and ~~W~~979 million in Good Morning Shinhan Securities are not recognized due to

(**)	uncertainty of realization in the near future or offset to tax loss carryforwads.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(24)	Income Taxes, Continued
(in millions of Won)

	2005
	Beginning				Ending
	balance		Increase	Decrease	balance
Deductible temporary differences:

Securities	~~W~~	9,890	879	962	9,807
Impairment loss on securities		1,403,710	—	284,886	1,118,824
Retirement and severance benefits		106,314	45,047	—	151,361
Provision for loan losses		575,418	—	230,400	345,018
Other allowances		216,845	—	302	216,543
Stock compensation costs		8,359	30,855	—	39,214
Restructured loans		439,132	—	108,064	331,068
Allowance for losses on guarantees and acceptances		—	177,303	—	177,303
Other		495,334	756,250	68,049	1,183,535

		3,255,002	1,010,334	692,663	3,572,673

Taxable temporary differences:

Securities		87,650	1,751,631	—	1,839,281
Unrealized gain on securities		812,114	81,722	147,111	746,725
Accrued income		240,891	—	13,458	227,433
Group retirement and severance benefits		100,428	44,898	—	145,326
Other		137,623	756,131	951	892,803

		1,378,706	2,634,382	161,520	3,851,568

Net (*)		1,876,296			(278,895)

Unrealizable temporary differences (**)		(984,411)			(406,980)

Temporary difference of Joint venture companies		—			33,261

Realizable temporary differences		891,885			(652,614)
Tax effect of cumulative temporary difference		244,568			(179,534)
Tax effect of cumulative temporary differences in overseas subsidiaries		4,641			3,893
Tax credit		942			—
Tax effects of tax loss carryforwards		1,675			177

Net deferred tax assets(liability)	~~W~~	251,826			(175,464)

(*)	Includes ~~W~~8,863 million of difference between estimated taxes and actual 2004 tax return offset against ~~W~~157,760 million of temporary differences arising from consolidation of Shinhan Life Insurance.

(**)	Tax effects on temporary differences of ~~W~~3,277 million in Shinhan Financial Group, ~~W~~(5,450) million in Shinhan Bank, ~~W~~363,745 million in Chohung Bank, ~~W~~43,987 million in Shinhan Card and ~~W~~1,421 million in Good Morning Shinhan Securities are not recognized due to uncertainty of realization in the near future or offset to tax loss carryforwads.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(25)	Earnings Per Share
(a)	Basic Earnings per Share

Earnings per common share were calculated by dividing net income by the weighted average number of shares of common stock outstanding. Earnings per share for the years ended December 31, 2006 and 2005 were computed as follows:
(in millions of Won)

	Won
	2006		2005
Net income	~~W~~	1,832,718	1,560,760
Dividends on preferred stock		(55,245)	(106,972)

Ordinary income available for common stock		1,777,473	1,453,788
Weighted average number of shares outstanding in million shares		372,168,522	333,424,457

Earnings per share in Won	~~W~~	4,776	4,360

(b)	Diluted Earnings per Share

Details of diluted ordinary / net earnings per share due to dilutive effect for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won, except shares)

	Won
	2006		2005
Ordinary income available for common stock	~~W~~	1,777,473	1,453,788
Plus: dividends on redeemable convertible preferred stock		—	8,169

Diluted ordinary income and net earnings		1,777,473	1,461,957
Weighted average number of common shares outstanding in million shares		372,168,522	355,784,758

Diluted earnings per share in Won	~~W~~	4,776	4,109

(c)	Securities Applicable to Common Shares

		Number of shares
	Convertible (exercisable) period	to be issued
Stock options	March 30, 2008 — March 30, 2012	2,381,090
˝	March 21, 2009 — March 21, 2013	3,098,069

		5,479,159

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(25)	Earnings Per Share, Continued
(d)	Earnings per share and diluted earnings per share for each quarters ended December 31, 2006 were as follows:
(in Won)

	1st quarter		2nd quarter	3rd quarter	4th quarter
Earnings per share	~~W~~	1,286	1,586	1,331	681
Diluted earnings per share		1,212	1,496	1,331	681
(26)	Dividends
(a)	Dividends for the years ended December 31, 2006 and 2005 were as follow:
(in millions of Won, except per share)

	2006
	Common		Preferred
	stocks		stocks	Total
Total number of shares issued		381,567,614	39,767,169	421,334,783
Shares excluded (*)		7,129,967	—	7,129,967

Total number of shares outstanding		374,437,647	39,767,169	414,204,816
Par value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (**)	~~W~~	900(18%)	1,389(27.78%)	947(18.94%)

Dividends	~~W~~	336,994	55,245	392,239

(*)	Dividends on shares held by subsidiaries as of December 31, 2006 were not paid.

(**)	A weighted average amount was applied for dividends per share on preferred stock as follows:
(in millions of Won, except per share)

	Number of	Dividends per	Dividend rate
	shares	share in Won	per share (%)	Dividends
Redeemable preferred stock:

Series 2	9,316,792	730.674	14.61	6,807
Series 3	9,316,792	˝	˝	6,807
Series 4	9,316,792	˝	˝	6,807
Series 5	9,316,793	˝	˝	6,808
Series 7	2,433,334	11,190.00	223.80	27,230
Series 8	66,666	11,790.00	235.80	786

	39,767,169			55,245

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(26)	Dividends, Continued
(in millions of Won, except per share)

	2005
	Common		Preferred
	stocks		stocks	Total
Total number of shares issued		359,207,313	74,944,262	434,151,575
Shares excluded (*)		11,610,197	—	11,610,197

Total number of shares outstanding		347,597,116	74,944,262	422,541,378
Par value per share in Won		5,000	5,000	5,000
Dividend per share in Won (rate per share) (**)	~~W~~	800 (16%)	1,427 (28.55%)	911 (18.23%)

Dividends	~~W~~	278,077	106,972	385,049

(*)	Dividends on shares held by subsidiaries as of December 31, 2005 were not paid.

(**)	A weighted average amount is applied for dividends per share on preferred stock as follows:
(in millions of Won, except per share)

	Number of	Dividends per	Dividend rate
	shares	share in Won	per share (%)	Dividends
Redeemable preferred stock:
Series 1	9,316,792	730.67	14.61	6,807
Series 2	9,316,792	˝	˝	6,807
Series 3	9,316,792	˝	˝	6,807
Series 4	9,316,792	˝	˝	6,807
Series 5	9,316,793	˝	˝	6,808
Series 6	3,500,000	10,500.00	210.00	36,750
Series 7	2,433,334	11,190.00	223.80	27,230
Series 8	66,666	11,790.00	235.80	787

	52,583,961			98,803

Redeemable convertible preferred stock:

Series 9	22,360,301	365.34	7.31	8,169

	74,944,262			106,972

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(26)	Dividends, Continued
(b)	Payout ratios for the years ended December 31, 2006 and 2005 were calculated as follows:
(in millions of Won, except payout ratio)

	2006				2005
	Common		Preferred		Common	Preferred
	stocks		stocks	Total	stocks	stocks	Total
Dividends in Won	~~W~~	336,994	55,245	392,239	278,077	106,972	385,049
Net earnings in Won	~~W~~	1,777,473	55,245	1,832,718	1,453,788	106,972	1,560,760

Payout ratios (%)		18.96		21.40	19.13		24.67

(c)	Dividend yields on common shares for the years ended December 31, 2006 and 2005 were calculated as follows:
(in Won, except dividends yields)

	2006		2005
Dividends per share in Won	~~W~~	900	800
Average stock price in Won at the balance sheet date	~~W~~	47,900	41,620

Dividends yields (%)		1.88	1.92

(27)	Statements of Cash Flows
(a)	Significant transactions not involving cash inflows or outflows for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006		2005
Recognition of goodwill related to Asset Indemnity related to merger with Chohung bank	~~W~~	—	20,596
Equity acquisition from subsidiaries through share exchange		—	730,432
Changes in capital adjustments of subsidiaries		552,443	301,194
Changes in retained earnings of subsidiaries		105,037	33,738
Reclassification from loans to loans to be converted into equity securities		—	10,244
Increase in present value discounts from restructuring of loans		—	2,833
Available-for-sale securities related to troubled loan restructuring		2,366	40,184
Loan write-offs		459,490	182,860
Adjustment to income tax expense		—	21,277
Recognition of accounts payable related to retirement and severance benefit		21,052	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(28)	Derivatives
(a)	Details of unsettled derivative instruments as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

		2006
		Trading		Hedge	Total
Currency related	Forwards	~~W~~	22,220,412	155,376	22,375,788
	Futures		19,057	—	19,057
	Swap		14,875,474	92,960	14,968,434
	Options bought		4,690,519	—	4,690,519
	Options sold		2,906,867	—	2,906,867

			44,712,329	248,336	44,960,665

Interest rate related	Futures sold		792,319	—	792,319
	Futures bought		72,387	—	72,387
	Options bought		957,982	—	957,982
	Swap		46,137,524	9,569,661	55,707,185
	Interest futures		35,723	—	35,723

			47,995,935	9,569,661	57,565,596

Stock price index related	Futures		127,304	—	127,304
	Options bought		307,440	—	307,440
	Options sold		49,785	—	49,785
	Swap		48,413	—	48,413

			532,942	—	532,942

Stock related	Bought		1,987,293	—	1,987,293
	Sold		2,498,565	—	2,498,565

			4,485,858	—	4,485,858

Commodity related	Swap		35,152	—	35,152

		~~W~~	97,762,216	9,817,997	107,580,213

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(28)	Derivatives, Continued
(in millions of Won)

		2005
		Trading		Hedge	Total
Currency related	Forwards	~~W~~	34,007,576	120,922	34,128,498
	Futures		140,048	—	140,048
	Swap		10,589,165	787,513	11,376,678
	Options bought		4,083,451	—	4,083,451
	Options sold		2,871,034	—	2,871,034

			51,691,274	908,435	52,599,709

Interest rate related	Futures sold		92,729	—	92,729
	Futures bought		10,000	—	10,000
	Swap		25,884,402	3,195,054	29,079,456
	Government bonds		5,373	—	5,373

			25,992,504	3,195,054	29,187,558

Stock price index related	Futures		312,402	—	312,402
	Options bought		354,242	—	354,242
	Options sold		367,959	—	367,959

			1,034,603	—	1,034,603

Stock related	Options bought		585,702	—	585,702
	Options sold		645,584	—	645,584

			1,231,286	—	1,231,286

Other	Bought		102,750	—	102,750
	Sold		102,750	—	102,750

			205,500	—	205,500

		~~W~~	80,155,167	4,103,489	84,258,656

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(28)	Derivatives, Continued
(b)	Valuation on trading and hedging derivative instruments as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006
	Valuation gain (losses)				Fair value
	Trading		Hedge	Total	Assets	Liabilities
Currency related:
Forwards	~~W~~	(158,643)	4,893	(153,750)	233,634	394,204
Swap		182,079	(3,614)	178,465	658,966	314,765
Options bought		9,440	—	9,440	32,839	64,634

		32,876	1,279	34,155	925,439	773,603

Interest rate related:
Options bought		185	—	185	2,809	3,345
Swap		(56,229)	(42,150)	(98,379)	290,006	468,938
Futures		125	—	125	—	—

		(55,919)	(42,150)	(98,069)	292,815	472,283

Stock price index related:
Futures		2,241	—	2,241	—	—
Options bought		1,104	—	1,104	56,334	56,212
Options sold		31	—	31	—	3
Swap		(517)	—	(517)	1,444	2,609

		2,859	—	2,859	57,778	58,824

Stock related
Bought		(8,879)	—	(8,879)	156,745	—
Sold		2,344	—	2,344	—	7,356

		6,535	—	6,535	156,745	7,356

Other
Commodity related		27	—	27	86	185

	~~W~~	(26,692)	(40,871)	(67,563)	1,432,863	1,312,251

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(28)	Derivatives, Continued
(in millions of Won)

	2005
	Valuation gain (losses)				Fair value
	Trading		Hedge	Total	Assets	Liabilities
Currency related:
Forwards	~~W~~	59,492	(310)	59,182	337,620	372,105
Swap		(16,919)	(4,638)	(21,557)	349,822	209,172
Options bought		19,737	—	19,737	30,424	—
Options sold		(17,307)	—	(17,307)	—	49,636

		45,003	(4,948)	40,055	717,866	630,913

Interest rate related:
Swap		(2,860)	(110,833)	(113,693)	174,705	261,596
Government bonds		30	—	30	—	—

		(2,830)	(110,833)	(113,663)	174,705	261,596

Stock price index related:
Futures		(17,456)	—	(17,456)	—	—
Options bought		4,857	—	4,857	11,235	—
Options sold		(1,843)	—	(1,843)	—	6,018

		(14,442)	—	(14,442)	11,235	6,018

Stock related
Options bought		6,595	—	6,595	51,007	—
Options sold		(4,765)	—	(4,765)	—	5,842

		1,830	—	1,830	51,007	5,842

Others
Bought		833	—	833	11,167	5
Sold		(785)	—	(785)	—	11,120

		48	—	48	11,167	11,125

	~~W~~	29,609	(115,781)	(86,172)	965,980	915,494

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(29)	Commitments and Contingencies
(a)	Acquisition of (formerly) Chohung Bank
On July 9, 2003, Shinhan Financial Group made an agreement with the Korea Depository Insurance Corporation (“KDIC”) to acquire 80.04% (543,570,144 shares) of total outstanding shares in Chohung Bank. Pursuant to the agreement, Shinhan Financial Group would be required to pay contingent consideration (“Earn-out payment Agreement”) to the KDIC in relation to the earnings of Chohung Bank in the future as follows:

■ Amount:	20% of the total net income of Chohung Bank for fiscal years of 2004, 2005 and 2006 in excess of ~~W~~1,800 billion

■ Payment date:	within 30 days after the date that the above amount is determined for the fiscal year of 2006
The contingent considerations was not included in the acquisition cost, because the amount was not determinable. And as of December 31, 2006, financial effects in respect of the acquisition of Chohung Bank are immaterial.
(b)	Guarantees and acceptances and commitments as of December 31, 2006 were as follows:
(in millions of Won)

Guarantees and acceptances outstanding	~~W~~	3,927,014
Contingent guarantees and acceptances		2,961,579
Commitments		65,827,282
Endorsed bills		7,279,473
Insurance contracts		49,726,018
(c)	The Consolidated Company pledged two notes amounting to ~~W~~921 million to financial institutions as collateral for borrowings.
(d)	As of December 31, 2006, the Consolidated Company had 258 pending lawsuits as defendant (total claim amount: ~~W~~252,761 million) of which a legal provision of ~~W~~24,251 is included in other allowances in the accompanying balance sheet.
(e)	As of December 31, 2006, the Consolidated Company had outstanding loans, which were sold to the Korea Asset Management Corporation (“KAMCO”) with recourse when certain conditions are met, amounting to ~~W~~13,787 million. Related to these outstanding loans, the subsidiaries established ~~W~~268 million of allowance for loan losses as of December 31, 2006. However, additional gains or losses might be recorded upon repurchase of or settlement of the loans by KAMCO in accordance with the recourse provisions.
(f)	With respect to the disposition of non-performing loans to the Special Purpose Companies (“SPC”), Shinhan Bank granted an aggregate of ~~W~~106,000 million subject to recourse and provided ~~W~~40,000 million of debt securities as collateral as of December 31, 2006. In accordance with these asset-backed securitizations, additional losses might be recorded upon exercise of reselling rights.
(g)	As of December 31, 2006, Shinhan Bank and Jeju Bank guaranteed repayment of principal and, in certain cases, minimum interest earnings on trust account assets for a total amount of ~~W~~3,334 billion. Additional losses might be recorded based upon the results of future operations of these guaranteed trust accounts.

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(29)	Commitments and Contingencies, Continued
(h)	As of December 31, 2006, credit-linked derivatives sold by Shinhan Bank were as follows:
(in millions of Won)

	Credit Sold		Credit Bought
Credit Linked Notes	~~W~~	18,592	—
Debt Obligation+First To Default Credit Default Swap		9,296	—
Syntheic Collateralized Debt Obligation		65,072	—
Credit Default Swap		18,592	278,880
KTB Swap		765,755	—
Credit Default Swap on Collateralized Debt Obligation		18,592	—

	~~W~~	895,899	278,880

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(30)	Related Party Transactions
(a)	Details of transactions
Significant transactions with the related parties for the years ended December 31, 2006 and 2005 were as follows:
(In millions of Won)

Revenue earned	Expense incurred	Account	2006		2005
Controlling company and subsidiaries included in consolidation:
Shinhan Financial Group	Shinhan Bank	Interest income	~~W~~	3,019	5,356
˝	Good Morning Shinhan Securities	Interest income		6,035	3,375
˝	Shinhan Card	Interest income		32,103	52,710
˝	Shinhan Capital	Interest income		31,273	32,537
˝	Jeju Bank	Interest income		999	1,834
Shinhan Bank	Shinhan Financial Group	Rental income		33	68
˝	Good Morning Shinhan Securities	Interest income		728	191
˝	˝	Fee and commission income		—	21
˝	˝	Rental income		799	323
˝	Shinhan Life Insurance	Gain on derivatives		394	188
˝	˝	Rental income		2,490	150
˝	˝	Interest income		5,005	265
˝	˝	Fee and commission income		518	2,306
˝	Shinhan Card	Interest income		1,922	3,046
˝	˝	Fee and commission income		80,384	35,557
˝	˝	Rental income		1,948	895
˝	˝	Gain on derivatives		1,634	—
˝	Shinhan Capital	Interest income		46	1,297
˝	˝	Gain on redemption of debentures		—	476
˝	˝	Rental income		489	336
˝	˝	Gain on derivatives		1,449	2,811
˝	Jeju Bank	Interest income		130	4
˝	Shinhan Credit Information	Rental income		134	273
˝	Shinhan Bank(Trust)	Fees and commission from trust account		36,012	66,111
˝	Shinhan Finance	Interest income		—	6,410
˝	SH Asset management	Interest income		2	2
˝	Shinhan Asia	Interest income		796	2,451
˝	Shinhan Bank America	Interest income		796	1,106

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(30)	Related Party Transactions, Continued
(In millions of Won)

Revenue earned	Expense incurred	Account	2006		2005
Shinhan Bank	Shinhan Bank Europe	Interest income	~~W~~	3,642	3,911
Shinhan Bank(Trust)	Shinhan Bank	Interest income		4,824	3,724
Shinhan Finance	Shinhan Bank	Interest income		—	1,407
˝	˝	Gain on derivatives		—	1,577
SH Asset management	Shinhan Bank	Interest income		1,143	1,629
Shinhan Asia	˝	Interest income		8,016	6,240
Shinhan Bank Europe	˝	Interest income		6,068	4,962
Good Morning Shinhan Securities	˝	Interest income		315	467
˝	˝	Rental income		129	301
˝	Shinhan Life Insurance	Rental income		28	5
˝	˝	Fee and commission income		57	—
˝	Shinhan Card	Rental income		435	313
˝	˝	Fee and commission income		106	350
Good Morning USA	Good Morning Shinhan Securities	Fee and commission income		2,988	2,991
Good Morning Europe	˝	Fee and commission income		1,784	1,228
Shinhan Life Insurance	Shinhan Bank	Insurance income		221	245
˝	˝	Gain on derivatives		3,980	595
˝	˝	Interest income		941	14
˝	˝	Fee and commission income		365	—
˝	Good Morning Shinhan
	Securities	Insurance income		14	—
˝	˝	Fee and commission income		4	—
Shinhan Card	Shinhan Bank	Interest income		197	2
˝	˝	Fee and commission income		755	1,004
˝	Good Morning Shinhan Securities	Interest income		4	—
˝	Jeju Bank	Fee and commission income		335	275
˝	˝	Interest income		3	—
˝	Shinhan Life Insurance	Fee and commission income		363	—
Shinhan Capital	Shinhan Bank	Interest income		3,935	3,300
˝	˝	Gain on derivatives		1,020	4,329
˝	Shinhan Card	Fee and commission income		—	1
Jeju Bank	Shinhan Bank	Interest income		5	22
˝	Shinhan Life Insurance	Fee and commission income		6	25
˝	˝	Rental income		6	—
˝	Jeju Bank	Fees and commissions from trust account		1,054	1,012
Jeju Bank(Trust)	˝	Interest income		240	220

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(30)	Related Party Transactions, Continued
(In millions of Won)

Revenue earned	Expense incurred	Account	2006		2005
Shinhan Credit Information	Shinhan Bank	Fee and commission income	~~W~~	7,173	10,035
˝	˝	Interest income		134	67
˝	Good Morning Shinhan Securities	Fee and commission income		41	52
˝	Shinhan Life Insurance	Fee and commission income		42	36
˝	Shinhan Card	Fee and commission income		12,888	7,419
˝	Shinhan Capital	Fee and commission income		54	80
˝	Jeju Bank	Fee and commission income		140	101
˝	Shinhan Financial Group	Fee and commission income		4	—
Shinhan PE	Shinhan Bank	Interest income		828	199
˝	Shinhan PEF 1st	Fee and commission income		3,000	822

				276,425	279,059

Joint venture investees:
Shinhan Macquarie	Shinhan Bank	Interest income		297	180
Shinhan Bank	Shinhan BNP Paribas ITMC	Fee and commission income		679	588
˝	SH&C Life Insurance	Fee and commission income		15,847	42,467
Good Morning Shinhan Securities	Shinhan BNP Paribas ITMC
˝	SH&C Life Insurance	Fee and commission income		—	5
Shinhan Life Insurance	˝	Fee and commission income		1	—
Shinhan Card	˝	Fee and commission income		5,023	4,902
Shinhan BNP Paribas ITMC	Shinhan Bank	Interest income		195	429
˝	Shinhan Life Insurance	Interest income		31	—
˝	Jeju Bank	Interest income		28	—
Jeju Bank	SH&C Life Insurance	Fee and commission income		119	384
SH&C Life Insurance	Shinhan Bank	Interest income		5	12
˝	˝	Insurance income		6	—

				22,486	49,179

Subsidiaries accounted for under the equity method:
Shinhan Bank	Shinhan Data System	Rental income		118	49
˝	Daewoo Capital	Fee and commission income		—	29
	Shinhan Finance	Interest income		3,858	—
˝	˝	Gain on derivatives		202	—
Shinhan Finance	Shinhan Bank	Interest income		386	—
˝	˝	Gain on derivatives		381	—
e-Shinhan	Shinhan Bank	Interest income		—	54
˝	Shinhan Card	Fee and commission income		—	93
˝	Shinhan Financial Group	Fee and commission income		—	63
Shinhan Data System	Shinhan Bank	Interest income		42	57

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(30)	Related Party Transactions, Continued
(In millions of Won)

Revenue earned	Expense incurred	Account	2006		2005
Shinhan Data System	Shinhan Bank	Fee and commission income	~~W~~	10,834	7,113
Macquarie Shinhan Infrastructure	˝	Interest income		32	100
Shinhan Corporate Restructuring Fund 6th	˝	Interest income		1	—
Daewoo Capital	˝	Interest income		—	1

				15,854	7,559

			~~W~~	314,765	335,797

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(30)	Related Party Transactions, Continued
(a)	Account balances

Significant balances with the related parties as of December 31, 2006 and 2005 were as follows:
(In millions of Won)

Creditor	Debtor	Account	2006		2005
Subsidiaries accounted for under the equity method:
Shinhan Financial Group	Shinhan Bank	Due from banks	~~W~~	2,627	64,371
˝	˝	Security deposits		9,915	9,915
˝	˝	Privately placed bonds		—	50,000
˝	˝	Accounts receivable		28,675	12,208
˝	˝	Accrued interest income		171	155
˝	˝	Deposit for severance benefit insurance		1,233	827
˝	Good Morning Shinhan Securities	Loans in Won		170,000	70,000
˝	˝	Accounts receivable		4,581	725
˝	˝	Accrued interest income		1,569	619
˝	Shinhan Card	Loans in Won		450,000	750,000
˝	˝	Accounts receivable		2,043	758
˝	˝	Accrued interest income		3,285	4,336
˝	Shinhan Capital	Loans in Won		500,000	500,000
˝	˝	Loans in foreign currency		65,072	70,910
˝	˝	Accounts receivable		1,102	562
˝	˝	Accrued interest income		2,990	3,156
˝	Jeju Bank	Privately placed bonds		—	23,140
˝	˝	Loans in Won		—	20,000
˝	˝	Accrued interest income		—	200
˝	Shinhan Credit Information	Accounts receivable		251	112
˝	Shinhan Life Insurance	Accounts receivable		1,159	—
Shinhan Bank	Good Morning Shinhan Securities	Accrued interest income		—	6
˝	˝	Security deposits		8,562	5,223
˝	Shinhan Life Insurance	Accrued interest income		1,105	2,299
˝	˝	Loans in Won		—	47,000
˝	˝	Deposit for severance benefit incsurance		103,531	66,921
˝	˝	Derivative assets		360	277
˝	Shinhan Card	Accrued interest income		31	6,578
˝	˝	Call loan		10,800	35,500
˝	˝	Derivative assets		1,676	—
˝	Shinhan Capital	Loans		—	1,271
˝	˝	Derivative assets		1,494	116

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(30)	Related Party Transactions, Continued
(In millions of Won)

Creditor	Debtor	Account	2006		2005
Shinhan Bank	Jeju Bank	Loans	~~W~~	13,575	—
˝	˝	Accrued interest income		87	—
˝	Shinhan Bank(Trust)	Accounts receivable		71,459	46,346
˝	Shinhan Finance	Due from banks		—	9,052
˝	˝	Loans in foreign currency		—	136,604
˝	˝	Call loan		—	2,185
˝	˝	Derivative assets		—	144
˝	Shinhan Asia	Due from banks		14,267	986
˝	˝	Loans in foreign currency		28,352	63,819
˝	˝	Accrued interest income		564	421
˝	˝	Call loan		19,546	—
˝	˝	Prepaid expenses		87	797
˝	Shinhan Bank America	Due from banks		2,551	8,840
˝	˝	Loans in foreign currency		—	15,195
˝	Shinhan Bank Europe	Due from banks		15,718	4,682
˝	˝	Loans in foreign currency		47,261	128,569
˝	˝	Call loan		61,313	26,805
Shinhan Bank(Trust)	Shinhan Bank	Due from bank account		329,210	173,076
˝	˝	Accrued interest income		—	11,740
Shinhan Finance	Shinhan Bank	Loans in foreign currency		—	148,816
˝	˝	Derivative assets		—	1,237
SH Asset management	Shinhan Bank	Due from banks		43,172	30,775
˝	˝	Accrued interest income		409	286
Shinhan Asia	Shinhan Bank	Due from banks		12	226
˝	˝	Loans in foreign currency		45,180	157,415
˝	˝	Call loan		8,645	—
˝	˝	Accrued interest income		564	957
Shinhan Bank Europe	Shinhan Bank	Loans in foreign currency		117,823	152,292
Good Morning Shinhan Securities	Shinhan Bank	Due from banks		8,339	8,947
˝	˝	Security deposits		20,573	11,968
˝	˝	Accrued interest income		114	145
˝	Shinhan Life Insurance	Deposit for severance benefit insurance		483	268
˝	˝	Accrued interest income		1	—
˝	Shinhan Card	Accounts receivable		—	63
Good Morning USA	Good Morning Shinhan Securities	Accrued interest income		360	690
Good Morning Europe	Good Morning Shinhan Securities	Accrued interest income		154	279

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(30)	Related Party Transactions, Continued
(In millions of Won)

Creditor	Debtor	Account	2006		2005
Shinhan Life Insurance	Shinhan Bank	Due from banks	~~W~~	2,947	3,749
˝	˝	Prepaid expenses		—	56
˝	˝	Derivative assets		7	50
˝	˝	Deposit for severance benefit insurance		5,123	1,127
˝	˝	Security deposits		8,320	7,472
˝	˝	Available-for-sale securities		9,738	2,479
˝	˝	Accrued interest income		789	3
˝	˝	Held-to-maturity securities		45,000	—
Shinhan Life Insurance	Good Morning Shinhan Securities	Security deposits		173	—
˝	Jeju Bank	Due from banks		22	14
Shinhan Card	Shinhan Financial Group	Accounts receivable		209	309
˝	Shinhan Bank	Cash and cash equivalents		2,237	5,080
˝	˝	Security deposits		3,306	1,189
˝	˝	Accounts receivable		6,574	6,578
˝	˝	Derivative assets		42	—
˝	˝	Deposit for severance benefit insurance		3,513	—
Shinhan Card	Good Morning Shinhan Securities	Security deposits		5,911	4,635
˝	˝	Accounts receivable		824	691
Shinhan Card	Shinhan Life Insurance	Deposit for severance benefit Insurance		1,717	1,016
˝	Shinhan Credit Information	Accounts receivable		81	56
˝	Shinhan Capital	Accounts receivable		52	42
Shinhan Capital	Shinhan Bank	Cash and cash equivalents		51,260	79,985
˝	˝	Accounts receivable		216	370
˝	˝	Security deposits		508	292
˝	˝	Available-for-sale securities		—	3
˝	˝	Deposit for severance benefit insurance		977	614
˝	˝	Derivative assets		45	3,524
Jeju Bank	Shinhan Life Insurance	Accrued interest income		15	25
˝	Jeju Bank(Trust)	Accrued interest income		890	860
Jeju Bank(Trust)	Jeju Bank	Due from bank account		6,185	4,901
Shinhan Credit Information	Shinhan Bank	Cash and cash equivalents		2,674	2,034
˝	˝	Securities under repurchase agreement		2,032	1,000
˝	˝	Accounts receivable		613	936
˝	˝	Security deposits		822	1,320
˝	Shinhan Card	Accounts receivable		1,411	669
˝	Good Morning Shinhan Securities	Accounts receivable		2	—

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(30)	Related Party Transactions, Continued
(In millions of Won)

Creditor	Debtor	Account	2006		2005
Shinhan Credit Information	Jeju Bank	Accounts receivable	~~W~~	23	14
˝	˝	Security deposits		60	60
˝	Shinhan Life Insurance	Accrued interest income		1	—
Shinhan PE	Shinhan Bank	Cash and cash equivalents		3,071	6,967
˝	˝	Accrued interest income		—	7
˝	˝	Deposit for severance benefit insurance		—	16
˝	Shinhan PEF 1st	Accrued interest income		—	8

˝	˝			2,389,441	3,028,961

Joint venture investees:
Shinhan BNP Paribas ITMC	Shinhan Bank	Cash and cash equivalents		4,732	9,020
˝	˝	Accrued interest income		57	187
˝	Shinhan Life Insurance	Deposit for severance benefit insurance		404	303
˝	Good Morning Shinhan Securities	Security deposits		4,976	3,496
Shinhan Bank	Shinhan BNP Paribas ITMC	Accounts receivable		133	136
Shinhan Card	Shinhan BNP Paribas ITMC	Accounts receivable		66	55
Jeju Bank	SH&C Life Insurance	Accrued interest income		2	23
SH&C Life Insurance	Shinhan Bank	Cash and cash equivalents		2,091	1,067
˝	˝	Accrued interest income		—	2
˝	Shinhan Life Insurance	Deposit for severance benefit insurance		139	130
˝	Jeju Bank	Cash and cash equivalents		2	—
Shinhan Bank	SH&C Life Insurance	Accrued interest income		396	3,314
Shinhan Card	SH&C Life Insurance	Accounts receivable		60	100
˝	˝	Accrued interest income		394	408
Shinhan Macquarie	Shinhan Bank	Cash and cash equivalents		8,510	9,318
˝	˝	Accrued interest income		26	31

				21,988	27,590

Subsidiaries accounted for under the equity method:
Shinhan Data System	Shinhan Bank	Due from banks		3,770	3,119
˝	˝	Security deposits		112	185
Shinhan Macquarie	Shinhan Bank	Due from banks		4,324	8,347
˝	˝	Other assets		—	30
Shinhan Card	Shinhan Data System	Accounts receivable		17	—
Shinhan Corporate Restructuring Fund 6th	Shinhan Bank	Due from banks		162	—
Shinhan Corporate Restructuring Fund 8th	Shinhan Bank	Due from banks		9,404	—

Daewoo Capital	Shinhan Bank	Due from banks		2,577	83

				20,366	11,764

			~~W~~	2,431,795	3,068,315

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(30)	Related Party Transactions, Continued
(c)	Guarantees and acceptances

The guarantees and acceptances provided between the related parties as of December 31, 2006 were as follows:
(in millions of Won)

			Amount of guarantees
Creditor	Debtor	Account	and acceptances
Shinhan Financial Group	SH&C Life Insurance	Guarantee for loans	~~W~~	3,500
Shinhan Bank	Shinhan Card	Guarantee for foreign currency		3,017
˝	Shinhan Capital	Letter of credit		465

			~~W~~	6,982

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(30)	Condensed Financial Statements of the Consolidated Company
(a)	Balance sheets

Condensed balance sheets of the consolidated company as of December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006
				Total stockholders’
	Total assets		Total liabilities	equity

Controlling company and subsidiaries included in consolidation:

Shinhan Financial Group	~~W~~	15,003,631	3,642,105	11,361,526
Shinhan Bank		154,207,060	144,539,692	9,667,368
Shinhan Bank (Trust)		3,498,916	3,498,916	—
SH Asset Management		99,028	8,463	90,565
Shinhan Asia		165,618	122,605	43,013
Shinhan Bank America		556,760	495,999	60,761
Shinhan Europe		255,870	220,637	35,233
Good Morning Shinhan Securities		4,126,940	3,278,324	848,616
Good Morning Shinhan Europe		7,898	45	7,853
Good Morning Shinhan USA		4,590	246	4,344
Shinhan Life Insurance		6,225,865	5,795,398	430,467
Shinhan Card		3,558,415	2,923,408	635,007
Shinhan Capital		1,948,495	1,763,537	184,958
Jeju Bank		2,470,751	2,338,463	132,288
Jeju Bank (Trust)		17,918	17,918	—
Shinhan Credit Information		13,372	3,117	10,255
Shinhan PE		10,813	319	10,494
Shinhan PEF 1st		139,875	370	139,505

		192,311,815	168,649,562	23,662,253

Joint ventureiInvestees:

Shinhan BNP Paribas ITMC		60,227	10,650	49,577

SH&C Life Insurance		991,359	950,396	40,963

Shinhan Macquarie		11,500	11,444	56

		1,063,086	972,490	90,596

	~~W~~	193,374,901	169,622,052	23,752,849

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements, Continued
December 31, 2006 and 2005
(31)	Condensed Financial Statements of the Consolidated Company, Continued
(in millions of Won)

	2005
				Total stockholders’
	Total assets		Total liabilities	equity

Controlling company and subsidiaries included in consolidation:

Shinhan Financial Group	~~W~~	12,462,131	2,325,114	10,137,017
(formerly)Shinhan Bank		75,641,968	71,042,501	4,599,467
(formerly)Shinhan Bank (Trust)		1,902,831	1,902,831	—
Shinhan Finance		453,094	381,288	71,806
Shinhan Bank		66,609,526	62,783,304	3,826,222
Shinhan Bank (Trust)		1,343,340	1,343,340	—
SH Asset Management		83,651	5,476	78,175
Shinhan Asia		216,488	179,173	37,315
Shinhan Bank America		467,872	405,560	62,312
Shinhan Europe		239,814	209,152	30,662
Good Morning Shinhan Securities		3,882,713	3,122,337	760,376
Good Morning Shinhan Europe		6,853	34	6,819
Good Morning Shinhan USA		5,526	755	4,771
Shinhan Life Insurance		5,129,302	4,810,804	318,498
Shinhan Card		1,532,291	1,314,592	217,699
Shinhan Capital		1,400,829	1,251,895	148,934
Jeju Bank		2,051,202	1,931,693	119,509
Jeju Bank (Trust)		16,599	16,599	—
Shinhan Credit Information		12,073	2,810	9,263
Shinhan PE		8,826	85	8,741
Shinhan PEF 1st		29,358	12	29,346

		173,496,287	153,029,355	20,466,932

Joint Venture Investees:

Shinhan BNP Paribas ITMC		53,437	5,233	48,204

SH&C Life Insurance		708,175	677,150	31,025

Shinhan Macquarie		11,848	9,320	2,528

		773,460	691,703	81,757

	~~W~~	174,269,747	153,721,058	20,548,689

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(31)	Condensed Financial Statements of the Consolidated Company, Continued
(b)	Statements of Income

Condensed statements of income of the Consolidated Company for the years ended December 31, 2006 and 2005 were as follows:
(in millions of Won)

	2006
	Operating		Operating	Operating	Ordinary	Net income
Subsidiaries	revenue		expense	income (loss)	income (loss)	(loss)

Controlling company and subsidiaries included in consolidation:

Shinhan Financial Group	~~W~~	1,997,914	177,051	1,820,863	1,832,718	1,832,718
Shinhan Bank		14,868,003	13,160,836	1,707,167	2,309,904	1,659,246
Shinhan Bank (Trust)		147,816	147,811	5	—	—
SH Asset Management		34,082	10,177	23,905	23,893	17,112
Shinhan Asia		17,528	8,594	8,934	8,940	8,940
Shinhan Bank America		42,368	36,454	5,914	5,922	3,561
Shinhan Europe		16,218	9,478	6,740	6,739	3,986
Good Morning Shinhan Securities		1,255,573	1,138,720	116,853	134,102	96,190
Good Morning Shinhan Europe		1,816	1,134	682	706	706
Good Morning Shinhan USA		2,235	2,127	108	162	(37)
Shinhan Life Insurance		2,323,355	2,172,054	151,301	165,798	121,534
Shinhan Card		831,888	639,083	192,805	184,258	232,092
Shinhan Capital		199,615	165,783	33,832	62,571	48,284
Jeju Bank		147,339	133,560	13,779	15,305	14,155
Jeju Bank (Trust)		1,656	1,656	—	—	—
Shinhan Credit Information		26,587	23,057	3,530	3,860	2,810
Shinhan PE		3,729	1,906	1,823	2,072	1,676
Shinhan PEF 1st		5,364	3,205	2,159	2,159	2,159

		21,923,086	17,832,686	4,090,400	4,759,109	4,045,132

Joint Venture Investees:

Shinhan BNPP ITMC		26,189	13,456	12,733	12,123	8,576

SH&C Life Insurance		52,964	59,128	(6,164)	9,793	9,295

Shinhan Macquarie		17,782	16,068	1,714	2,388	1,562

		96,935	88,652	8,283	24,304	19,433

	~~W~~	22,020,021	17,921,338	4,098,683	4,783,413	4,064,565

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(31)	Condensed Financial Statements of the Consolidated Company, Continued
(in millions of Won)

	2005
	Operating		Operating	Operating	Ordinary	Net income
Subsidiaries	revenue		expense	income (loss)	income (loss)	(loss)

Controlling company and subsidiaries included in consolidation:

Shinhan Financial Group	~~W~~	1,715,499	154,872	1,560,627	1,560,760	1,560,760
Shinhan Bank		6,163,895	5,223,326	940,569	1,065,978	774,422
Shinhan Bank (Trust)		85,824	88,260	(2,436)	—	—
Shinhan Finance		24,082	13,658	10,424	10,183	9,083
Chohung Bank		7,310,666	6,667,084	643,582	696,062	756,505
Chohung Bank (Trust)		80,804	80,907	(103)	—	—
Chohung ITMC		22,067	8,855	13,212	15,857	11,079
Chohung Finance		10,377	7,249	3,128	3,095	3,095
CHB America		30,251	25,746	4,505	9,023	5,256
Chohung Deutschland		10,528	7,373	3,155	3,155	2,001
Good Morning Shinhan Securities		901,888	786,179	115,709	121,052	87,240
Good Morning Shinhan Europe		1,639	1,165	474	504	504
Good Morning Shinhan USA		3,643	3,119	524	517	333
Shinhan Life Insurance		255,037	242,153	12,884	8,587	6,047
Shinhan Card		417,071	356,902	60,169	58,416	54,241
Shinhan Capital		222,439	166,587	55,852	52,326	36,742
Jeju Bank		130,394	119,520	10,874	10,800	11,118
Jeju Bank (Trust)		1,679	1,679	—	—	—
Shinhan Credit Information		23,966	20,590	3,376	3,328	2,401
Shinhan PE		880	2,176	(1,296)	(1,147)	(1,047)
Shinhan PEF 1st		257	911	(654)	(654)	(654)

		17,412,886	13,978,311	3,434,575	3,617,842	3,319,126

Joint Venture Investees:

Shinhan BNPP ITMC		19,579	9,442	10,137	10,302	7,450
SH&C Life Insurance		49,150	50,743	(1,593)	6,467	5,359
Shinhan Macquarie		24,490	16,547	7,943	8,152	5,646

		93,219	76,732	16,487	24,921	18,455

	~~W~~	17,506,105	14,055,044	3,451,061	3,642,763	3,337,581

SHINHAN FINANCIAL GROUP CO., LTD. AND SUBSIDIARIES
Notes to Consolidated Financial Statements
December 31, 2006 and 2005
(32)	Financial Performance

Financial performance for the fourth quarters ended December 31, 2006 and 2005 were as follows:
(in millions of Won, except earnings per share)

	Fourth quarter ended		Fourth quarter ended
	December 31, 2006		December 31, 2005
Interest income and dividends	~~W~~	2,517,512	2,158,608
Net income		250,493	294,885
Earnings per share in Won		681	1,268